30

05012963

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hansom Eastern (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME PROCESSED

DEC 02 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4152 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/1/05

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

82-4158

3-31-05 AR/S

Annual Report

2004 / 2005



CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai

Independent Non-executive Directors

Lam Ping Cheung
Kwong Kai Sing, Benny
Lo Ming Chi, Charles

COMPANY SECRETARY

Lee Yip Wah, Peter

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd.

PRINCIPAL LEGAL ADVISERS

Hong Kong

Richards Butler

Cayman Islands

Maples and Calder

REGISTERED OFFICE

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL PLACE OF BUSINESS

Suite 1501, 15/F.,
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Secretaries Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

WEBSITE

http://www.hansomeastern.com

TRADING OF SHARES

The Stock Exchange of Hong Kong Limited (Stock Code: 279)
American Depositary Receipts (Trading Symbol: HEGGY)

FINAL RESULTS

The directors of the Company (the "Directors") are pleased to report that there was remarkable improvement in the Group's results for the year ended 31st March, 2005. The Group achieved a net profit of HK$16,319,000 which compared favorably against the loss of HK$12,738,000 in the previous year. Earnings per share were HK0.44 cent. The improvement in the Group's results was primarily attributable to the encouraging performance of the Group's financing and trading businesses.

The Directors do not recommend the payment of a final dividend for the year.

OPERATIONS REVIEW

For the year under review, the Group was principally engaged in the businesses of financing, trading, securities, property and investment holding. The turnover of the Group, comprising mainly interest income and trading revenue, amounted to HK$72,238,000 and increased by about 2 times when compared with HK$23,305,000 last year.

The financing business continued to be a stable and major contributor to the Group's turnover and operating profit. When compared with last year, this segment showed a revenue growth of about 43% to HK$32,219,000 (2004: HK$22,475,000) and an increase of operating profit by about 37% to HK$29,996,000 (2004: HK$21,898,000). The Group will continue with its established operational strategy to deploy financial resources in hand as capital for its financing business pending the use of such resources for other investment opportunities.

The Group commenced its trading operation during the year which presently focuses on trading of electronic products. For the year under review, this operation generated revenue of HK$40,018,000 and an operating profit of HK$358,000. The management is currently exploring trading opportunities in other commodities and activity of this operation is expected to increase in the near future.

The Group was not active in its securities and property operations during the year. The operating loss of the property segment of HK$133,000 represented mainly property management costs of the Group's investment properties which are currently unoccupied.

The Group's 40% owned associate principally engaged in investment in Hong Kong listed securities performed well during the year. The Group recorded a share of profit from this associate of HK$494,000 representing mainly holding gains on securities. The performance of the Group's 22.5% owned investee company, Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Xi'an Yizhiliu"), was however not satisfactory. Xi'an Yizhiliu incurred a loss during the year mainly as a result of the decline in its sales by about 20% due to intense competition from other similar medical products in the China market. Xi'an Yizhiliu has recently conducted certain marketing and advertising campaigns with the view to recapture its market share and the results so far are encouraging. Xi'an Yizhiliu had not distributed any dividend during the year under review.

MANAGEMENT'S REPORT

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group continued to be in a strong liquidity position throughout the year. At 31st March, 2005, net current assets of the Group amounted to HK$242,800,000 (2004: HK$252,955,000) with bank balances and cash totaled HK$3,744,000 (2004: HK$28,218,000). Bank balances decreased when compared with the preceding balance sheet date as additional funds were applied to the Group's financing business during the year. The Group had no bank borrowings at 31st March, 2005, accordingly, its gearing ratio was nil at year end.

The Group had no material capital commitment at year end. In light of the amount of liquid assets in hand and banking facility available, the Directors are of the view that the Group has sufficient financial resources to meet its ongoing operational requirements.

The Group's asset portfolio is mainly financed by its shareholders' funds. At 31st March, 2005, the Group had shareholders' funds of HK$506,720,000 (2004: HK$466,683,000), equivalent to a consolidated net asset value of about HK12.6 cents per share of the Company. The increase in shareholders' funds was mainly attributable to the net proceeds of HK$23,718,000 raised by the Company through placements of 540 million new shares and the net profit of HK$16,319,000 earned during the year.

Foreign Currency Management

The Group's foreign currency transactions are mostly denominated in Renminbi. As material fluctuation in exchange rate of Hong Kong dollars to Renminbi is not expected, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Pledge of Assets

None of the Group's assets was pledged at 31st March, 2005.

Contingent Liabilities

The Group had no material contingent liabilities at 31st March, 2005.

EMPLOYEES AND REMUNERATION POLICY

At 31st March, 2005, the Group employed 15 staff members including directors of the Company. Staff costs incurred for the year, including directors' remunerations, were HK$6,562,000 (2004: HK$6,591,000).

It is the remuneration policy of the Group to reward its employees with reference to their qualifications, experience and work performance as well as to market benchmarks. Remunerations of employees are generally reviewed on an annual basis. Remuneration packages, including the grant of share options, are structured to motivate individual performance and contributions to the Group.

BUSINESS PROSPECTS

The Group has successfully turned round its results by posting a net profit of HK$16,319,000 for the year. Looking ahead, the dual focuses of the management will continue to be enhancing the profitability and growth of the Group's existing businesses and looking for investment opportunities that will create substantial value to the Group. Emphasis will continue to be placed on identifying investment opportunities that are Mainland related. Recently, management has started to look into business opportunities in the Inner Mongolia Region of China in the area of manufacturing, trading and travel. In light of the improved performance of the Group's existing businesses and the strategic direction of the Group in seeking investment opportunities in China that are expected to benefit from its sustainable economic growth, the Directors are optimistic about the Group's performance in the coming years.

POST BALANCE SHEET EVENTS

On 13th June, 2005, the Company put forward various proposals relating to consolidation, placement and subscription of shares of the Company and the placing of convertible notes carrying rights to convert into shares of the Company. On 20th June, 2005, the Company further put forward a proposal involving the change of name of the Company to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED". Details of the proposals are contained in the Company's circular dated 4th July, 2005 and all of the above proposals are subject to the passing of the relevant resolutions by the shareholders of the Company at the extraordinary general meeting of the Company to be held on 4th August, 2005. The reason for changing the name of the Company is to better reflect the future focus of the Company's investments, in which the Company will be looking at investment opportunities in China, especially, in the Inner Mongolia Region.

APPRECIATION

The financial year ended 31st March, 2005 was a successful year for the Group. On behalf of the Board of Directors, I would like to thank all management and staff for their loyal services and contributions to the Group and look forward to their continuous support in the coming years.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 22nd July, 2005

BRIEF BIOGRAPHY OF DIRECTORS

Mr. Kwong Wai Tim, William, aged 48, joined the Company as Managing Director in November 2000. He is in charge of the overall strategic planning and public relation of the Group. He holds a MBA degree from the University of Oregon, U.S.A.. Mr. Kwong has over 15 years of experience in banking and corporate finance gained with major international financial institutions including Citicorp, Bankers Trust, Credit Lyonnais Asia Limited and The New China Hong Kong Capital Limited. He was a member of the Council of The Stock Exchange of Hong Kong Limited from 1995 to 1997 and a Director and Chairman of the Finance Committee of Hong Kong Securities Clearing Company Limited from 1996 to 1997. He was an Executive Director of 139 Holdings Limited from August 1998 to August 2000 and was a Director of IFTA Pacific Holdings Limited from July 1999 to March 2000.

Ms. Yau Shum Tek, Cindy, aged 35, joined the Company as Executive Director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in trading of domestic electrical appliances and property development in Mainland China. Ms. Yau is a substantial shareholder of the Company as disclosed in the section headed "Interests and Short Positions of Shareholders Discloseable under the SFO" in the Directors' Report.

Mr. Lai Ming Wai, aged 46, joined the Company as Independent Non-executive Director in November 2000 and was redesignated as Executive Director in January 2001. He is in charge of business development and new projects/investments of the Group. He graduated from The University of Hong Kong with a Bachelor in Social Sciences degree. Mr. Lai was a Vice President of the Bank of America and was involved in developing the bank's business in Mainland China. He has over 18 years of experience in banking and international finance.

Mr. Lam Ping Cheung, aged 53, joined the Company as Independent Non-executive Director in November 2000. Mr. Lam holds a Bachelor in Social Science degree from The Chinese University of Hong Kong. He is a solicitor and sole-proprietor of Messrs. Andrew Lam & Co.. He is also an Independent Non-executive Director of China Velocity Group Limited, Espco Technology Holdings Limited, Golden Resources Development International Limited, Kith Holdings Limited, Qualipak International Holdings Limited, Unity Investments Holdings Limited and Wille International Holdings Limited and a Non-executive Director of Ngai Lik Industrial Holdings Limited, all of which are listed public companies in Hong Kong.

Mr. Kwong Kai Sing, Benny, aged 46, joined the Company as Independent Non-executive Director in February 2001. Mr. Kwong graduated from Simon Fraser University in British Columbia, Canada with a Bachelor in Arts degree. He held senior positions in lending departments and China department of major international banks in Hong Kong for many years. Mr. Kwong has extensive knowledge in corporate finance and banking. Mr. Kwong is the Chairman and an Executive Director of Heritage International Holdings Limited and an Independent Non-executive Director of Beijing Capital Land Ltd. and Superdata Software Holdings Limited, all of which are listed public companies in Hong Kong.

Mr. Lo Ming Chi, Charles, JP, aged 55, joined the Company as Independent Non-executive Director in September 2004. Mr. Lo is a Certified Practising Accountant of CPA Australia and an associate member of the Securities Institute of Australia. He has over 27 years of professional and business experience in financial and investment services in Australia, Hong Kong and other Asian countries. Mr. Lo is the Chairman and an Executive Director of Xin Corporation Limited; he is also an Executive Director of New Century Group Hong Kong Limited and an Independent Non-executive Director of Artfield Group Limited, Pricerite Group Limited and Tak Sing Alliance Holdings Limited, all of which are listed public companies in Hong Kong.

All Executive Directors are regarded as members of the Group's senior management.

The directors present their annual report and the audited financial statements of the Company for the year ended 31st March, 2005.

PRINCIPAL ACTIVITIES

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries at 31st March, 2005 are set out in note 31 to the financial statements.

RESULTS

The results of the Group for the year are set out in the consolidated income statement on page 16.

No dividend was paid by the Company during the year. The directors do not recommend the payment of a final dividend for the year.

SHARE CAPITAL

During the year, the Company issued 540,000,000 ordinary shares with net proceeds of HK$23,718,000 by share placements. Details of movements in the share capital of the Company during the year are set out in note 23 to the financial statements.

RESERVES

Details of movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on page 19 and note 25 to the financial statements, respectively.

In accordance with the Company's Articles of Association, dividends shall be payable out of the profits or other reserves of the Company. The Company's reserves available for distribution to the Company's shareholders comprise share premium, capital redemption reserve, contributed surplus and distributable reserve, less accumulated losses, which in aggregate amounted to HK$462,084,000 at 31st March, 2005.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued at 31st March, 2005 by an independent firm of professional property valuers on an open market value basis at HK$5,700,000. Details of investment properties of the Group are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 14 to the financial statements.

SHARE OPTION SCHEME

The share option scheme of the Company was approved and adopted by the shareholders at the extraordinary general meeting held on 23rd August, 2002 (the "2002 Scheme"). The 2002 Scheme shall be valid and effective for a period of 10 years commencing from 23rd August, 2002. Details of the 2002 Scheme are set out in note 24 to the financial statements.

During the year, no share options were granted, exercised, cancelled or lapsed under the 2002 Scheme.

There were 60,000,000 outstanding share options as at 1st April, 2004 and 31st March, 2005 and all of them were granted to directors of the Company. Details are as follows:

Name of director	**Date of grant**	**Exercisable period**	**Subscription price per share** *HK$*	**Number of share options and underlying shares outstanding at 1.4.2004 and 31.3.2005**	**Percentage of the Company's issued share capital at 31.3.2005**
Kwong Wai Tim, William	16.1.2004	16.1.2004 to 15.1.2009	0.06	30,000,000*	0.75%
Lai Ming Wai	16.1.2004	16.1.2004 to 15.1.2009	0.06	30,000,000*	0.75%
				60,000,000	1.50%

* *These share options were held by the relevant directors as beneficial owners.*

DIRECTORS' REPORT

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai

Independent non-executive directors:
Lam Ping Cheung
Kwong Kai Sing, Benny
Lo Ming Chi, Charles (appointed on 23rd September, 2004)

In accordance with Article 95 of the Company's Articles of Association, Mr. Lo Ming Chi, Charles will hold office until the forthcoming annual general meeting and, being eligible, offers himself for re-election.

In accordance with Article 112 of the Company's Articles of Association, Ms. Yau Shum Tek, Cindy and Mr. Lam Ping Cheung will retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with Article 112 of the Company's Articles of Association.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 31st March, 2005, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	Number of ordinary shares held	Percentage of the Company's issued share capital
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Note)*	18.08%

Note: At 31st March, 2005, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

The interests stated above represent the directors' interests in the shares of the Company, the directors' interests in the share options of the Company are disclosed in the section headed "Share Option Scheme" above.

Save as disclosed above, at 31st March, 2005, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations as recorded in the register required to be kept under Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Listing Rules.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the section headed "Share Option Scheme" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the year.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

At 31st March, 2005, the register of shareholders maintained by the Company pursuant to Section 336 of the SFO showed that, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Percentage of the Company's issued share capital
Mainland Talent	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Capital Sun	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Red China	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%

Notes:

1. At 31st March, 2005, Multiple Wealth and Pacific Rim held 192,318,000 and 534,600,000 ordinary shares of the Company, representing approximately 4.78% and 13.30% of the issued share capital of the Company at that date, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, at 31st March, 2005, the Company had not been notified by any persons who had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales during the year attributable to the Group's five largest customers comprised approximately 87% of the Group's total turnover and the turnover attributable to the Group's largest customer was approximately 52% of the Group's total turnover.

The aggregate purchases during the year attributable to the Group's five largest suppliers represent 100% of the Group's total purchases and the purchase attributable to the Group's largest supplier was approximately 52% of the Group's total purchase.

None of the directors, their associates or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) has any interest in any of the Group's five largest customers or suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The audited financial statements of the Company for the year ended 31st March, 2005 had been reviewed by the Audit Committee before they were duly approved by the Board of Directors under the recommendation of the Audit Committee.

DIRECTORS' REPORT

In the opinion of the directors, the Company has complied throughout the year ended 31st March, 2005 with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Listing Rules which was in force prior to 1st January, 2005. The Code was replaced by the Code on Corporate Governance Practices (the "New Code") which has become effective for accounting periods commencing on or after 1st January, 2005. Appropriate actions are being taken by the Company for complying with the New Code.

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by directors. Having made specific enquiry with all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code.

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, the directors confirmed that the Company has maintained the public float of at least 25% of the Company's issued share capital as required under the Listing Rules as at the date of this report.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 30 to the financial statements.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 22nd July, 2005

Deloitte.
德勤

TO THE SHAREHOLDERS OF HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 16 to 53 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
22nd July, 2005

CONSOLIDATED INCOME STATEMENT

	Notes	2005 HK$'000	2004 HK$'000
Turnover	4	**72,238**	23,305
Cost of sales		**(41,618)**	(2,423)
Gross profit		**30,620**	20,882
Other operating income		**244**	839
Investment income	6	**–**	833
Administrative expenses		**(12,522)**	(16,718)
Other operating expenses	7	**(63)**	(22,907)
Profit (loss) from operations	8	**18,279**	(17,071)
Interest on bank overdrafts		**–**	(78)
Gain on disposal of subsidiaries		**50**	95
Share of results of an associate		**494**	–
Profit (loss) before taxation		**18,823**	(17,054)
Taxation	10	**(2,504)**	–
Profit (loss) before minority interests		**16,319**	(17,054)
Minority interests		**–**	4,316
Net profit (loss) for the year		**16,319**	(12,738)
Dividend	11	**–**	–
Earnings (loss) per share – basic	12	**0.44 HK cent**	(0.40 HK cent)

CONSOLIDATED BALANCE SHEET

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	13	**5,700**	5,700
Property, plant and equipment	14	**606**	412
Interest in an associate	16	**3,614**	–
Investments in securities	17	**42,000**	42,000
Long-term loans receivable	18	**212,000**	165,616
		263,920	213,728
Current assets			
Trade and other receivables	19	**28,462**	44,971
Short-term loans receivable	18	**213,651**	179,699
Deposit made on acquisition of a subsidiary	20	**–**	2,342
Investments in securities	17	**209**	272
Bank balances and cash		**3,744**	28,218
		246,066	255,502
Current liabilities			
Other payables		**1,720**	2,489
Tax payable		**1,546**	–
Bank overdrafts		**–**	58
		3,266	2,547
Net current assets		**242,800**	252,955
		506,720	466,683
Capital and reserves			
Share capital	23	**40,211**	34,811
Reserves		**466,509**	431,872
		506,720	466,683

The financial statements on pages 16 to 53 were approved and authorised for issue by the Board of Directors on 22nd July, 2005 and are signed on its behalf by:

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

BALANCE SHEET

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	14	–	–
Interests in subsidiaries	15	502,145	461,517
		502,145	461,517
Current assets			
Other receivables		72	69
Bank balances and cash		3,644	3,576
		3,716	3,645
Current liabilities			
Other payables		1,168	1,108
Tax payable		1,495	–
Bank overdrafts		–	58
		2,663	1,166
Net current assets		1,053	2,479
Total assets less current liabilities		503,198	463,996
Non-current liability			
Amount due to a subsidiary	21	903	904
		502,295	463,092
Capital and reserves			
Share capital	23	40,211	34,811
Reserves	25	462,084	428,281
		502,295	463,092

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 25(a))	Distributable reserve HK$'000 (note 25(c))	Accumulated losses HK$'000	Total HK$'000
THE GROUP							
At 1st April, 2003	31,161	287,456	485	35,131	595,191	(488,992)	460,432
Issue of shares	3,650	15,995	–	–	–	–	19,645
Expenses incurred in connection with the issue of shares	–	(656)	–	–	–	–	(656)
Net loss for the year	–	–	–	–	–	(12,738)	(12,738)
At 31st March, 2004	34,811	302,795	485	35,131	595,191	(501,730)	466,683
Issue of shares	5,400	19,080	–	–	–	–	24,480
Expenses incurred in connection with the issue of shares	–	(762)	–	–	–	–	(762)
Net profit for the year	–	–	–	–	–	16,319	16,319
At 31st March, 2005	**40,211**	**321,113**	**485**	**35,131**	**595,191**	**(485,411)**	**506,720**

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Profit (loss) before taxation	18,823	(17,054)
Adjustments for:		
Investment income	–	(833)
Interest on bank overdrafts	–	78
Depreciation	186	638
Impairment loss recognised in respect of investment securities	–	11,000
Impairment loss recognised in respect of intangible asset	–	11,321
Allowance for other receivables	–	415
Allowance for amount due from an associate	–	2
Deficit arising on valuation of investment properties	–	100
(Gain) loss on disposal of property, plant and equipment	(12)	69
Unrealised loss (gain) on other investments	63	(43)
Gain on disposal of subsidiaries	(50)	(95)
Share of results of an associate	(494)	–
Operating cash flows before movements in working capital	18,516	5,598
(Increase) decrease in trade and other receivables	(26,491)	61,291
Increase in loans receivable	(80,336)	(122,416)
Decrease in investments in securities	–	2,290
(Decrease) increase in other payables	(769)	1,516
Cash used in operations	(89,080)	(51,721)
Interest paid on bank overdrafts	–	(78)
Interest received	–	833
Hong Kong Profits Tax paid	(958)	–
NET CASH USED IN OPERATING ACTIVITIES	(90,038)	(50,966)

CONSOLIDATED CASH FLOW STATEMENT

	Note	2005 HK$'000	2004 HK$'000
INVESTING ACTIVITIES			
Settlement of proceeds from disposal of subsidiaries in prior year		**43,000**	–
Refund (place) of deposit made on acquisition of a subsidiary		**2,342**	(2,342)
Proceeds from disposal of property, plant and equipment		**111**	23
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	26	**50**	(32,222)
Amount advanced to an associate		**(3,120)**	(2)
Purchase of property, plant and equipment		**(479)**	(131)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		**41,904**	(34,674)
FINANCING ACTIVITIES			
Issue of shares, net of expenses		**23,718**	18,989
Repayment of other borrowings		**–**	(1,101)
NET CASH FROM FINANCING ACTIVITIES		**23,718**	17,888
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(24,416)**	(67,752)
CASH AND CASH EQUIVALENTS AT 1ST APRIL		**28,160**	95,912
CASH AND CASH EQUIVALENTS AT 31ST MARCH		**3,744**	28,160
Represented by:			
Bank balances and cash		**3,744**	28,218
Bank overdrafts		**–**	(58)
		3,744	28,160

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is an exempted company incorporated in the Cayman Islands with limited liability. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries are set out in note 31.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKAS(s)") and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations". The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

The Group has considered the potential impact of these new HKFRSs and the effect on how the results of operations and financial positions of the Group are prepared and presented as described below:

HKFRS 2 "Share-based Payment"

HKFRS 2 Share-based Payment which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS *(Continued)*

HKAS 32 "Financial Instruments: Disclosure and Presentation"

HKAS 39 "Financial Instruments: Recognition and Measurement"

HKAS 39 requires all financial assets to be reclassified into held-to-maturity financial assets, available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value, with changes in fair values recognised in equity and profit or loss respectively. Held-to-maturity financial assets and loans and receivables are measured at amortised cost using the effective interest method. Currently, the Group's investments in securities are classified as investment securities or other investments which are measured at cost less impairment loss or at fair value respectively. The Group's long-term and short-term loans receivables are carried at cost less impairment loss. An adjustment to the carrying amounts of these assets at 1st April, 2004 is required to be made to the Group's accumulated losses.

HKAS 40 "Investment Properties"

HKAS 40 requires all revaluation gains or losses of investment properties to be taken directly to the income statement. Investment property revaluation reserve brought forward should be transferred to retained earnings.

Currently, investment properties are measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. As the Group does not maintain any revaluation surplus at both 1st April, 2004 and 2003, the adoption of HKAS 40 will not have any impact on the Group's results and financial position.

In relation to other new HKFRSs, the Group does not expect that the adoption will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

NOTES TO THE FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries and associate acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any revaluation surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation deficit on a portfolio basis, in which case the excess of the revaluation deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties *(Continued)*

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates per annum:

Fixtures	15% or over the terms of the relevant lease, whichever is shorter
Computer equipment	$33\frac{1}{3}$%
Motor vehicles	30%
Others	15%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

NOTES TO THE FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Sales of investments in securities are recognised on a trade date basis.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Retirement benefit costs

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the year to the Group's Mandatory Provident Fund ("MPF") scheme.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies *(Continued)*

On consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

NOTES TO THE FINANCIAL STATEMENTS

4. TURNOVER

Turnover represents the net amounts received and receivable from sales of goods, sales of securities, interest income from provision of finance and dividend income during the year, and is analysed as follows:

	2005	2004
	HK$'000	*HK$'000*
Sales of goods	**40,018**	–
Sales of securities	**–**	801
Interest income from provision of finance	**32,219**	22,475
Dividend income from investments in securities		
– Hong Kong listed shares	**1**	29
	72,238	23,305

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

During the year, the Group was organised into five (2004: four) main operating segments: sale of goods, provision of finance, trading of securities, property holding and investment and investment activities.

During the year, a wholly-owned subsidiary of the Company, Hansom Eastern International Trading (Group) Limited, is engaged in sale of electronic products and results in a new business segment for the year.

These divisions are the basis on which the Group reports its primary segment information.

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Segment information about these businesses is presented below:

Business segments

	For the year ended 31st March, 2005					
	Sale of goods	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	40,018	32,219	1	–	–	72,238
SEGMENT RESULTS	358	29,996	(75)	(133)	(274)	29,872
Unallocated corporate expenses						(11,593)
Profit from operations						18,279
Gain on disposal of subsidiaries						50
Share of results of an associate	–	–	–	–	494	494
Profit before taxation						18,823
Taxation						(2,504)
Net profit for the year						16,319

NOTES TO THE FINANCIAL STATEMENTS

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

At 31st March, 2005

	Sale of goods HK$'000	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	27,951	425,658	211	5,777	42,141	501,738
Interest in an associate	–	–	–	–	3,614	3,614
Unallocated corporate assets						4,634
Consolidated total assets						509,986
LIABILITIES						
Segment liabilities	76	30	5	329	5	445
Unallocated corporate liabilities						2,821
Consolidated total liabilities						3,266

For the year ended 31st March, 2005

	Sale of goods HK$'000	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
OTHER INFORMATION						
Unrealised loss on other investments	–	–	63	–	–	63

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	For the year ended 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	22,475	830	–	–	23,305
SEGMENT RESULTS	21,898	(1,563)	(1,823)	(23,931)	(5,419)
Unallocated corporate expenses					(11,652)
Loss from operations					(17,071)
Interest on bank overdrafts					(78)
Gain on disposal of subsidiaries					95
Loss before taxation					(17,054)
Taxation					–
Loss before minority interests					(17,054)
Minority interests					4,316
Net loss for the year					(12,738)

NOTES TO THE FINANCIAL STATEMENTS

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	At 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	369,443	426	6,827	87,624	464,320
Unallocated corporate assets					4,910
Consolidated total assets					469,230
LIABILITIES					
Segment liabilities	30	5	1,223	25	1,283
Unallocated corporate liabilities					1,264
Consolidated total liabilities					2,547

	For the year ended 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION					
Allowance for other receivables	–	–	415	–	415
Capital additions	–	–	–	131	131
Depreciation	–	–	55	583	638
Deficit arising on valuation of investment properties	–	–	100	–	100
Impairment loss recognised in respect of intangible asset	–	–	–	11,321	11,321
Impairment loss recognised in respect of investment securities	–	–	–	11,000	11,000

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC"). Over 90% of the Group's sales are in Hong Kong. Accordingly, no geographical analysis of sales is presented.

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**460,595**	422,404	**479**	131
The PRC	**45,777**	46,826	**–**	–
	506,372	469,230	**479**	131

6. INVESTMENT INCOME

	2005	2004
	HK$'000	*HK$'000*
Interest income from:		
Banks	**–**	634
Others	**–**	199
	–	833

NOTES TO THE FINANCIAL STATEMENTS

7. OTHER OPERATING EXPENSES

	2005	2004
	HK$'000	*HK$'000*
Included in other operating expenses are:		
Impairment loss recognised in respect of intangible asset	–	11,321
Impairment loss recognised in respect of investment securities	–	11,000
Unrealised loss on other investments	63	–
Deficit arising on valuation of investment properties	–	100
Allowance for amount due from an associate	–	2
Allowance for other receivables	–	415

8. PROFIT (LOSS) FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
Profit (loss) from operations has been arrived at after charging:		
Staff costs, including directors' emoluments (note 9(a)):		
Salaries and other benefits	6,342	6,491
MPF contributions, net of forfeited contributions HK$10,000 (2004: HK$134,000)	220	100
	6,562	6,591
Auditors' remuneration:		
Current year	1,080	901
Underprovision in prior year	120	–
	1,200	901
Depreciation	186	638
Loss on disposal of property, plant and equipment	–	69
and after crediting:		
Gain on disposal of property, plant and equipment	12	–
Unrealised gain on other investments	–	43

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

Particulars of the emoluments of the directors and the five highest paid individuals are as follows:

(a) Directors' emoluments

	2005 HK$'000	2004 HK$'000
Fees:		
Executive directors	–	–
Independent non-executive directors	303	240
	303	240
Other emoluments:		
Executive directors		
Salaries and other benefits	3,500	4,273
MPF contributions	136	137
Independent non-executive directors	–	–
	3,636	4,410
	3,939	4,650

The emoluments of the directors are within the following bands:

	Number of directors	
	2005	2004
Nil to HK$1,000,000	4	4
HK$1,000,001 to HK$1,500,000	1	1
HK$1,500,001 to HK$2,000,000	–	1
HK$2,000,001 to HK$2,500,000	1	–

NOTES TO THE FINANCIAL STATEMENTS

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

(Continued)

(b) Emoluments of the five highest paid individuals

The emoluments of the five highest paid individuals of the Group for the year included three (2004: four) directors of the Company, whose emoluments are included in (a) above. The aggregate emoluments of the remaining two individuals (2004: one) are as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	**722**	300
MPF contributions	**16**	15
	738	315

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2005	2004
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax of the Company and its subsidiaries	**2,504**	–

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

No provision for Hong Kong Profits Tax has been made for the year ended 31st March, 2004, as neither the Company nor its subsidiaries has any assessable profits for that year.

Details of deferred taxation are set out in note 22.

10. TAXATION *(Continued)*

The tax charge for the year can be reconciled to the profit (loss) per the income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit (loss) before taxation	**18,823**	(17,054)
Tax at domestic income tax rate of 17.5%	**3,294**	(2,984)
Tax effect of expenses not deductible for tax purposes	**17**	4,524
Tax effect of income not taxable for tax purposes	**(41)**	(183)
Tax effect of results of an associate	**(87)**	–
Tax effect of tax losses not recognised	**105**	–
Tax effect of deferred tax assets not recognised	**9**	562
Utilisation of tax losses previously not recognised	**(793)**	(1,919)
Tax charge for the year	**2,504**	–

11. DIVIDEND

No dividend was proposed or paid by the Company for both years.

12. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share for the year is based on the net profit for the year of HK$16,319,000 (2004: loss of HK$12,738,000) and on the weighted average of 3,741,014,456 (2004: 3,186,028,417) ordinary shares in issue.

Diluted earnings per share for the year ended 31st March, 2005 has not been presented as the exercise price of the Company's outstanding share options was higher than the average market price for shares.

Diluted loss per share for the year ended 31st March, 2004 has not been presented as the exercise of the Company's outstanding share options would result in a reduction in loss per share.

NOTES TO THE FINANCIAL STATEMENTS

13. INVESTMENT PROPERTIES

	THE GROUP HK$'000
VALUATION	
At 31st March, 2004 and 31st March, 2005	5,700

The Group's investment properties, which are to be rented out under operating leases, are held under long-term land use rights in the PRC.

The Group's investment properties were revalued at 31st March, 2005 by RHL Appraisal Ltd., an independent firm of professional property valuers, on an open market value basis at HK$5,700,000.

14. PROPERTY, PLANT AND EQUIPMENT

	THE GROUP				THE COMPANY
	Furniture, fixtures and equipment HK$'000	Computer equipment HK$'000	Motor vehicles HK$'000	Total HK$'000	Motor vehicles HK$'000
COST					
At 1st April, 2004	1,203	467	837	2,507	668
Additions	388	91	–	479	–
Disposals	(728)	(111)	(169)	(1,008)	–
At 31st March, 2005	**863**	**447**	**668**	**1,978**	**668**
DEPRECIATION					
At 1st April, 2004	860	445	790	2,095	668
Provided for the year	126	30	30	186	–
Eliminated on disposals	(649)	(108)	(152)	(909)	–
At 31st March, 2005	**337**	**367**	**668**	**1,372**	**668**
NET BOOK VALUES					
At 31st March, 2005	**526**	**80**	**–**	**606**	**–**
At 31st March, 2004	343	22	47	412	–

15. INTERESTS IN SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	**–**	–
Amounts due from subsidiaries, less allowances	**502,145**	461,517
	502,145	461,517

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. Out of the balance at 31st March, 2005, an amount of HK$426,336,000 (2004: HK$369,413,000) bears interest at prevailing market rate and the remaining balance is interest-free. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

Details of the Company's principal subsidiaries at 31st March, 2005 are set out in note 31.

16. INTEREST IN AN ASSOCIATE

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**494**	–
Amount due from associate, less allowances	**3,120**	–
	3,614	–

Details of the Group's associate at 31st March, 2005, which is held indirectly by the Company, are as follows:

Name of associate	**Form of business structure**	**Place of incorporation**	**Attributable equity interest %**	**Principal activity**
Equity Concept Investments Limited	Incorporated	British Virgin Islands ("BVI")	40	Securities investment

NOTES TO THE FINANCIAL STATEMENTS

17. INVESTMENTS IN SECURITIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Non-current investments:		
Investment securities, at cost		
Overseas unlisted shares *(notes)*	**90,000**	135,000
Less: Impairment losses recognised	**(48,000)**	(93,000)
	42,000	42,000
Current investments:		
Other investments, at market value		
Hong Kong listed shares	**209**	272

Notes:

The directors of the Company consider that the investment securities are held for long-term strategic purposes. Out of the cost of HK$90,000,000 at 31st March, 2005:

(a) an amount of HK$50,000,000 represents the Group's investment in an investee company, Hennabun Management International Limited ("HMI") (formerly known as Hennabun Management Inc.). HMI acts as an investment holding company of companies engaged in the brokerage, commodity trading, margin financing, money lending, corporate finance advisory services and proprietary trading activities.

At 31st March, 2005, an impairment loss of HK$48,000,000 (2004: HK$48,000,000) had been recognised in the Group's investment in HMI to restate the carrying value of the investment to its estimated recoverable amount.

(b) the other amount of HK$40,000,000 represents the Group's investment in Xi'an Yizhiliu Pharmaceutical Co., Ltd. (西安一枝刘制药有限公司) ("Xi'an Yizhiliu"), a company established in the PRC. The investment is a 22.5% holding of the registered capital of Xi'an Yizhiliu. Xi'an Yizhiliu is not regarded as an associate of the Group as the Group is not in a position to exercise significant influence over its affairs.

18. LOANS RECEIVABLE

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
The loans receivable comprise:		
Unsecured long-term loans receivable	**212,000**	165,616
Unsecured short-term loans receivable	**213,651**	179,699
	425,651	345,315
Less: Amount due within one year shown under current assets	**(213,651)**	(179,699)
Amount due over one year	**212,000**	165,616

The loans receivable bear interest at prevailing market rate.

The Group negotiates credit period with borrowers according to the credit of individual borrower.

19. TRADE AND OTHER RECEIVABLES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Trade receivables *(note i)*	**21,907**	–
Deposit paid	**6,000**	–
Proceeds from disposal of subsidiaries *(note ii)*	**–**	43,000
Other receivables	**555**	1,971
	28,462	44,971

Notes:

i. The Group allows an average credit period of 30 days to its trade customers. At 31st March, 2005, all trade receivables of the Group are aged within 30 days.

ii. The amount was fully settled during the year.

NOTES TO THE FINANCIAL STATEMENTS

20. DEPOSIT MADE ON ACQUISITION OF A SUBSIDIARY

In March 2004, the Group entered into an agreement to acquire the entire equity interest in 深圳市方達電子產品有限公司 from two independent third parties, for an aggregate consideration of RMB3,500,000 (equivalent to approximately HK$3,285,000). A deposit of RMB2,500,000 (equivalent to approximately HK$2,342,000) had been paid by the Group at 31st March, 2004.

During the year, the agreement was terminated and the deposit was fully refunded.

21. AMOUNT DUE TO A SUBSIDIARY

The amount due to a subsidiary of the Company is unsecured, interest-free and has no fixed terms of repayment. Having agreed with the subsidiary, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

22. DEFERRED TAX

At 31st March, 2005, the Group has unused tax losses of HK$44,002,000 (2004: HK$51,729,000) available for offset against future profits. At 31st March, 2004, the Company had unused tax losses of HK$3,563,000 available for offset against future profits and has been applied to set off against assessable profit for the current year. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

23. SHARE CAPITAL

	Number of ordinary shares	Amount *HK$'000*
Ordinary shares of HK$0.01 each		
Authorised:		
Balance at 1st April, 2003, 31st March, 2004 and 31st March, 2005	200,000,000,000	2,000,000
Issued and fully paid:		
Balance at 1st April, 2003	3,116,124,045	31,161
Issue of shares	365,000,000	3,650
Balance at 31st March, 2004	3,481,124,045	34,811
Issue of shares	540,000,000	5,400
Balance at 31st March, 2005	**4,021,124,045**	**40,211**

23. SHARE CAPITAL *(Continued)*

During both years, the following changes in the share capital of the Company took place:

(i) Pursuant to a placing agreement entered into on 18th December, 2003, the Company issued 215,000,000 ordinary shares of HK$0.01 each at HK$0.053 per share which represents a discount of approximately 7.02% to the closing price of HK$0.057 per share on 18th December, 2003 as quoted on the Stock Exchange. The net proceeds of the placement of HK$11,034,000 was used for additional working capital of the Group.

(ii) Pursuant to a placing agreement entered into on 30th January, 2004, the Company issued 150,000,000 ordinary shares of HK$0.01 each at HK$0.055 per share which represents a discount of approximately 5.17% to the closing price of HK$0.058 per share on 30th January, 2004 as quoted on the Stock Exchange. The net proceeds of the placement of HK$7,955,000 was used for additional working capital of the Group.

(iii) Pursuant to a placing agreement entered into on 5th May, 2004, the Company issued 240,000,000 ordinary shares of HK$0.01 each at HK$0.052 per share which represents a discount of approximately 1.89% to the closing price of HK$0.053 per share on 5th May, 2004 as quoted on the Stock Exchange. The net proceeds of the placement of HK$12,093,000 was used for additional working capital of the Group.

(iv) Pursuant to a placing agreement entered into on 7th January, 2005, the Company issued 300,000,000 ordinary shares of HK$0.01 each at HK$0.040 per share which represents a discount of approximately 11.11% to the closing price of HK$0.045 per share on 6th January, 2005 as quoted on the Stock Exchange. The net proceeds of the placement of HK$11,625,000 was used for additional working capital of the Group.

These new ordinary shares issued during the year rank pari passu with the then existing ordinary shares of the Company in all respects.

The new ordinary shares issued during the year were under the general mandates granted to the directors of the Company at the extraordinary general meeting held on 5th September, 2003 and the annual general meeting held on 9th September, 2004.

NOTES TO THE FINANCIAL STATEMENTS

24. SHARE OPTION SCHEME

The share option scheme of the Company was approved and adopted by the shareholders at the extraordinary general meeting held on 23rd August, 2002 (the "2002 Scheme"). The 2002 Scheme shall be valid and effective for a period of 10 years commencing from 23rd August, 2002 ("the Adoption Date"). The primary purpose of the 2002 Scheme is to provide participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole.

The categories of the participants under the 2002 Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Company and its subsidiaries and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board of Directors of the Company (the "Board") considers, in its sole discretion have contributed or will contribute to the Group.

The Board may, at its absolute discretion, made an offer to any participant to take up share options. An offer is deemed to have been accepted and a share option is deemed to have been granted and accepted and shall take effect when the duplicate of the offer letter comprising acceptance of the offer duly signed by the grantee and the remittance of HK$1 by way of consideration for the grant thereof is received by the Company. Share options granted may be exercised during the period as notified by the Board to each grantee at the time of making the offer and shall be at any time from the date of grant to the tenth anniversary thereof.

The total number of shares which may be issued upon exercise of all share options granted under the 2002 Scheme and other share option scheme(s) of the Company (excluding share options lapsed) must not exceed 311,612,404 shares, being approximately 10% of the total number of the Company's shares in issue on the Adoption Date, except with prior approvals from the Company's shareholders. The maximum number of shares in respect of which share options may be granted to a specifically identified single grantee under the 2002 Scheme shall not (when aggregated with any shares subject to any other share option scheme(s) of the Company) in any 12-month period exceed 1% of the Company's shares in issue. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

24. SHARE OPTION SCHEME *(Continued)*

The subscription price for shares on the exercise of share options under the 2002 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the greatest of: (i) the closing price of the Company's shares as stated in the daily quotations sheets issued by the Stock Exchange on the date on which a share option is granted; (ii) the average closing price of the Company's shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the date on which a share option is granted; and (iii) the nominal value of the Company's share.

The 2002 Scheme will expire on 22nd August, 2012.

At 31st March, 2005, share options in respect of a total of 60,000,000 shares had been granted to the directors of the Company under the 2002 Scheme, representing approximately 1.49% of the issued share capital of the Company at that date and 22nd July, 2005, respectively. There were no share options granted to employees of the Group.

There were 60,000,000 outstanding share options as at 31st March, 2004 and 31st March, 2005 and all of them were granted to directors of the Company.

A summary of movements of share options held by the directors of the Company is as follows:

			Number of share options				
Date of grant	Exercisable period	Subscription price per share HK$	Outstanding at 1.4.2003	Granted during the year	Outstanding at 31.3.2004	Granted during the year	Outstanding at 31.3.2005
16.1.2004	16.1.2004 to 15.1.2009	0.06*	–	60,000,000	60,000,000*	–	60,000,000*

* *These share options were held by the relevant directors as beneficial owners.*

During both years, no share options were exercised, cancelled or lapsed under the 2002 Scheme.

No charge was recognised in the income statement of the Company in respect of share options granted. Share options granted are not recognised in the financial statements until such options are exercised. Upon exercise of share options, the shares issued by the Company will be recorded as additional share capital at the nominal value of such shares and the excess of the subscription price over the nominal value of the shares issued is recorded in the Company's share premium account.

24. SHARE OPTION SCHEME *(Continued)*

The total consideration received during the year ended 31st March, 2004 for the share options granted was HK$2.

25. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000 (note b)	Distributable reserve HK$'000 (note c)	Accumulated losses HK$'000	Total HK$'000
THE COMPANY						
At 1st April, 2003	287,456	485	39,521	595,191	(493,421)	429,232
Issue of shares	15,995	–	–	–	–	15,995
Expenses incurred in connection with the issue of shares	(656)	–	–	–	–	(656)
Net loss for the year	–	–	–	–	(16,290)	(16,290)
At 31st March, 2004	302,795	485	39,521	595,191	(509,711)	428,281
Issue of shares	19,080	–	–	–	–	19,080
Expenses incurred in connection with the issue of shares	(762)	–	–	–	–	(762)
Net profit for the year	–	–	–	–	15,485	15,485
At 31st March, 2005	**321,113**	**485**	**39,521**	**595,191**	**(494,226)**	**462,084**

25. RESERVES *(Continued)*

Notes:

(a) The special reserve of the Group represents the difference between the aggregate amount of the share capital and share premium account of a company which was the former holding company of the Group and the nominal value of the Company's shares issued pursuant to the group reorganisation in 1992.

(b) The contributed surplus of the Company represents the difference between the nominal value of the share capital issued by the Company and the underlying net tangible asset value net of pre-acquisition dividends and realised pre-acquisition investment property revaluation reserve of subsidiaries which were acquired by the Company pursuant to the group reorganisation in 1992.

(c) The distributable reserve of the Group and the Company represents the aggregate of the credit arising from the following:

(i) the reduction of nominal value of the shares from HK$0.10 each to HK$0.002 each by cancelling HK$0.098 paid up on each issued share and the cancellation of share premium account as at 31st October, 1998, after a transfer of HK$607,193,000 towards the elimination of the accumulated losses of the Company at 31st October, 1998; and

(ii) Capital reduction during the year ended 31st March, 2002.

NOTES TO THE FINANCIAL STATEMENTS

26. DISPOSAL OF SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	230
Intangible asset	–	22,641
Short-term loans receivable	–	23,949
Bank balances and cash	–	82,452
Other payables	–	(2,717)
Minority interests	–	(33,420)
Net assets	–	93,135
Gain on disposal of subsidiaries	**50**	95
	50	93,230
Satisfied by:		
Cash consideration received	**50**	50,230
Other receivables	–	43,000
	50	93,230
Analysis of net inflow (outflow) of cash and cash equivalents in connection with the disposal of subsidiaries:		
Cash consideration received	**50**	50,230
Bank balances and cash disposed of	–	(82,452)
Net inflow (outflow) of cash and cash equivalents in connection with the disposal of subsidiaries	**50**	(32,222)

During the year, the Group's profit (loss) from operations included a loss of HK$4,000 (2004: loss of HK$12,655,000) in respect of the disposed subsidiaries up to their disposal date.

27. OPERATING LEASE COMMITMENTS

The Group as lessee

	2005	2004
	HK$'000	*HK$'000*
Minimum lease payments paid by the Group under operating leases in respect of rented premises during the year	**692**	818

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	**256**	612
In the second to fifth year inclusive	**404**	–
	660	612

Operating lease payments represent rentals payable by the Group for its office premises, a staff quarter and warehouse. Leases are negotiated for an average term of three years and rentals are fixed for an average of three years.

The Company did not have any significant operating lease commitments at the balance sheet date.

28. CAPITAL COMMITMENTS

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of a subsidiary	**–**	943

The Company did not have any significant capital commitments at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS

29. PENSION SCHEME

The Group has operated a MPF scheme for all employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the scheme. The assets of the scheme are held separately from those of the Group in independently-administered funds. The Group's contributions are contributed into the scheme in accordance with the rules of the scheme.

30. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following significant events took place:

(i) On 13th June, 2005, the Company put forward a share consolidation proposal pursuant to which every twenty existing shares in the issued and unissued ordinary share capital of the Company of HK$0.01 each (the "Existing Share") will be consolidated into one consolidated share of HK$0.20 each (the "Consolidated Share");

(ii) On 13th June, 2005, the Company entered into a first placing agreement with a placing agent (the "Placing Agent") on a fully underwritten basis for the placing of 20,000,000 Consolidated Shares at a price of HK$0.54 per share. The placing price per share represents a discount of approximately 6.9% to the closing price of HK$0.029 per Existing Share on 3rd June, 2005 as quoted on the Stock Exchange (on the basis that every twenty Existing Shares is equivalent to one Consolidated Share);

(iii) On 13th June, 2005, the Company entered into a second placing agreement with the Placing Agent on a best efforts basis for the placing of 40,000,000 Consolidated Shares at a price of HK$0.54 per share. The placing price per share represents a discount of approximately 6.9% to the closing price of HK$0.029 per Existing Share on 3rd June, 2005 as quoted on the Stock Exchange (on the basis that every twenty Existing Shares is equivalent to one Consolidated Share);

(iv) On 13th June, 2005, the Company entered into a convertible notes placing agreement with the Placing Agent on a best efforts basis for the placing of convertibles notes of aggregate principal amount of up to HK$48,000,000 at a conversion price of HK$0.60 per Consolidated Share. The conversion price per share represents a premium of approximately 3.45% to the closing price of HK$0.029 per Existing Share on 3rd June, 2005 as quoted on the Stock Exchange (on the basis that every twenty Existing Shares is equivalent to one Consolidated Share);

30. POST BALANCE SHEET EVENTS *(Continued)*

(v) On 13th June, 2005, the Company entered in to a conditional subscription agreement for the issue of 35,000,000 Consolidated Shares at a price of HK$0.58 per share to Goodnews Resources Limited which is wholly-owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company. The subscription price per share is equal to the closing price of HK$0.029 per Existing Share on 3rd June, 2005 as quoted on the Stock Exchange (on the basis that every twenty Existing Shares is equivalent to one Consolidated Share); and

(vi) On 20th June, 2005, the Company put forward a proposal to change its name from "HANSOM EASTERN (HOLDINGS) LIMITED 恒盛東方控股有限公司" to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED 內蒙發展(控股)有限公司".

The estimated maximum net proceeds from (ii) to (v) above is approximately HK$98,100,000 (assuming that all 40,000,000 Consolidated Shares in (iii) above and convertible notes of aggregate principal amount of HK$48,000,000 in (iv) above are fully placed), the Company intends to utilize about half of the maximum net proceeds of approximately HK$49,050,000 for investments and the remaining half for working capital.

All of the above events are subject to the passing of the relevant resolutions by the shareholders of the Company at the extraordinary general meeting of the Company to be held on 4th August, 2005.

NOTES TO THE FINANCIAL STATEMENTS

31. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued and fully paid ordinary share capital	Proportion of nominal value of issued share capital held by the Company		Principal activities
			Directly %	Indirectly %	
Asia Hunter Global Limited	BVI	US$1	100	–	Investment holding
Eastern Sunny Limited	Hong Kong	HK$2	–	100	Provision of management services
Equity Spin Investments Limited	BVI	US$1	100	–	Investment holding
Far Hero Limited	Hong Kong	HK$2	–	100	Property investment
Hansom Finance Limited	Hong Kong	HK$2	–	100	Provision of finance
Longsun Ltd.	BVI	US$1	100	–	Investment holding
Peking Bay Assets Limited	BVI	US$1	–	100	Investment holding
Hansom Eastern International Trading (Group) Limited (formerly known as Progressive Company Limited)	Hong Kong	HK$1,000	–	100	Sale of goods
Smart Jump Corporation	BVI	US$1	–	100	Trading in securities
Win Advance Development Limited	Hong Kong	HK$2	–	100	Property investment

31. PRINCIPAL SUBSIDIARIES *(Continued)*

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY

	Year ended 31st March,				
	2001	2002	2003	2004	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
RESULTS					
Turnover	322,476	240,683	51,493	23,305	**72,238**
(Loss) profit before taxation	(98,256)	(54,494)	(43,684)	(17,054)	**18,823**
Taxation	(47)	(190)	–	–	**(2,504)**
(Loss) profit before minority interests	(98,303)	(54,684)	(43,684)	(17,054)	**16,319**
Minority interests	14,156	7,009	–	4,316	**–**
Net (loss) profit for the year	(84,147)	(47,675)	(43,684)	(12,738)	**16,319**

	At 31st March,				
	2001	2002	2003	2004	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
ASSETS AND LIABILITIES					
Total assets	445,889	506,441	503,438	469,230	**509,986**
Total liabilities	(80,624)	(2,325)	(5,270)	(2,547)	**(3,266)**
Minority interests	(31,465)	–	(37,736)	–	**–**
Shareholders' funds	333,800	504,116	460,432	466,683	**506,720**

	截至三月三十一日止年度				
	二零零一年	二零零二年	二零零三年	二零零四年	**二零零五年**
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	322,476	240,683	51,493	23,305	**72,238**
除税前(虧損)溢利	(98,256)	(54,494)	(43,684)	(17,054)	**18,823**
税項	(47)	(190)	–	–	**(2,504)**
未計少數股東權益前(虧損)溢利	(98,303)	(54,684)	(43,684)	(17,054)	**16,319**
少數股東權益	14,156	7,009	–	4,316	–
年度(虧損)溢利淨額	(84,147)	(47,675)	(43,684)	(12,738)	**16,319**

	於三月三十一日				
	二零零一年	二零零二年	二零零三年	二零零四年	**二零零五年**
	千港元	千港元	千港元	千港元	千港元
資產及負債					
資產總額	445,889	506,441	503,438	469,230	**509,986**
負債總額	(80,624)	(2,325)	(5,270)	(2,547)	**(3,266)**
少數股東權益	(31,465)	–	(37,736)	–	–
股東資金	333,800	504,116	460,432	466,683	**506,720**

財務報告附註

31. 主要附屬公司(續)

於本年度結束時或年內任何時間，附屬公司並無任何債務證券。

董事認為上表載列之本公司附屬公司為對本集團之業績或資產有主要影響之附屬公司。董事認為，如載列其他附屬公司之詳情將令篇幅過於冗長。

31. 主要附屬公司

本公司主要附屬公司於二零零五年三月三十一日之資料如下：

附屬公司名稱	註冊成立／登記地點	已發行及繳足普通股本面值	本公司持有之已發行股本面值比例 直接 %	間接 %	主要業務
Asia Hunter Global Limited	英屬處女群島	1美元	100	–	投資控股
東旭有限公司	香港	2港元	–	100	提供管理服務
Equity Spin Investments Limited	英屬處女群島	1美元	100	–	投資控股
遠雄有限公司	香港	2港元	–	100	物業投資
恒盛財務有限公司	香港	2港元	–	100	提供融資
Longsun Ltd.	英屬處女群島	1美元	100	–	投資控股
Peking Bay Assets Limited	英屬處女群島	1美元	–	100	投資控股
恒盛東方國際貿易(集團)有限公司(前稱偉韜有限公司)	香港	1,000港元	–	100	貨品銷售
Smart Jump Corporation	英屬處女群島	1美元	–	100	證券買賣
榮進發展有限公司	香港	2港元	–	100	物業投資

財務報告附註

30. 結算日後事項（續）

(v) 於二零零五年六月十三日，本公司訂立有條件認購協議，按每股0.58港元之價格發行35,000,000股合併股份予Goodnews Resources Limited（一間由本公司董事及主要股東邱深笛女士全資擁有之公司）。每股認購價相等於二零零五年六月三日在聯交所所報每股現有股份收市價0.029港元（按每二十股現有股份等同一股合併股份計算）；及

(vi) 於二零零五年六月二十日，本公司建議將其名稱由「HANSOM EASTERN (HOLDINGS) LIMITED 恒盛東方控股有限公司」更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED 內蒙發展（控股）有限公司」。

上文第(ii)至(v)項之估計最多所得款項淨額約為98,100,000港元（假設上文第(iii)項內全部40,000,000股合併股份及上文第(iv)項內本金總額為48,000,000港元之可換股票據獲全數配售），本公司擬動用最多所得款項淨額其中約一半（約49,050,000港元）作投資用途，其餘一半則撥作營運資金。

上述各項事項均須待本公司股東在二零零五年八月四日舉行之本公司股東特別大會上通過相關決議案後方可作實。

29. 退休金計劃

本集團為所有僱員提供強積金計劃。供款乃根據計劃規則按僱員基本薪金百分比計算，並於供款應付時計入收入報表。計劃之資產獨立於本集團資產並由獨立管理之基金持有。本集團之供款乃根據計劃規則供款至計劃內。

30. 結算日後事項

於結算日後發生以下重大事項：

(i) 於二零零五年六月十三日，本公司提呈股份合併建議，據此將本公司已發行及未發行普通股本中每二十股每股面值0.01港元之現有股份(「現有股份」)合併為一股每股面值0.20港元之合併股份(「合併股份」)；

(ii) 於二零零五年六月十三日，本公司與配售代理(「配售代理」)訂立首項配售協議，按每股0.54港元之價格及按全面包銷基準配售20,000,000股合併股份。每股配售價較於二零零五年六月三日在聯交所所報每股現有股份收市價0.029港元折讓約6.9%(按每二十股現有股份等同一股合併股份計算)；

(iii) 於二零零五年六月十三日，本公司與配售代理訂立次項配售協議，按每股0.54港元之價格及按盡力基準配售40,000,000股合併股份。每股配售價較於二零零五年六月三日在聯交所所報每股現有股份收市價0.029港元折讓約6.9%(按每二十股現有股份等同一股合併股份計算)；

(iv) 於二零零五年六月十三日，本公司與配售代理訂立可換股票據配售協議，以按盡力基準配售本金總額最多達48,000,000港元之可換股票據而可換股票據之換股價為每股合併股份0.60港元。每股換股價較於二零零五年六月三日在聯交所所報每股現有股份收市價0.029港元溢價約3.45%(按每二十股現有股份等同一股合併股份計算)；

財務報告附註

27. 營運租約承擔

本集團作為承租人

	二零零五年 千港元	二零零四年 千港元
年內本集團就物業根據營運租約所支付之最低租約付款	**692**	818

於結算日，本集團就不可撤銷營運租約所承擔之未來最低租約付款之到期情況如下：

	二零零五年 千港元	二零零四年 千港元
一年內	**256**	612
第二年至五年內(包括首尾兩年)	**404**	–
	660	612

營運租約付款指本集團就其辦公室物業、員工宿舍及貨倉所須付之租金。租期議定平均為三年，而租金亦於平均三年內固定。

於結算日，本公司並無任何重大營運租約承擔。

28. 資本承擔

	本集團	
	二零零五年 千港元	二零零四年 千港元
有關收購一間附屬公司已訂約但未在財務報告提撥準備之資本性開支	–	943

於結算日，本公司並無任何重大資本承擔。

財務報告附註

26. 出售附屬公司

	二零零五年 千港元	二零零四年 千港元
出售資產淨值：		
物業、廠房及設備	–	230
無形資產	–	22,641
短期應收貸款	–	23,949
銀行結餘及現金	–	82,452
其他應付款項	–	(2,717)
少數股東權益	–	(33,420)
資產淨值	–	93,135
出售附屬公司之收益	**50**	95
	50	93,230
支付方式：		
已收取之現金代價	**50**	50,230
其他應收款項	–	43,000
	50	93,230
出售附屬公司之現金及現金等值物流入（流出）淨額分析：		
已收取現金代價	**50**	50,230
出售之銀行結餘及現金	–	(82,452)
出售附屬公司之現金及現金等值物流入（流出）淨額	**50**	(32,222)

年內，本集團之營運溢利（虧損）已計入所出售之附屬公司截至其出售日止之虧損4,000港元（二零零四年：虧損12,655,000港元）。

財務報告附註

25. 儲備（續）

附註：

(a) 本集團之特殊儲備乃一間公司（本集團之前控股公司）當時之股本及股份溢價賬總值與根據一九九二年集團重組時發行之本公司股份面值兩者間之差額。

(b) 本公司之實繳盈餘乃本公司根據於一九九二年集團重組時所發行之股本面值與當時本公司所收購之附屬公司之有形資產淨值，減去收購前所派股息及於收購前已變現之投資物業重估儲備兩者間之差額。

(c) 本集團及本公司之可分派儲備指產生自下列各項之進賬總額：

(i) 註銷每股面值0.10港元之股份之實繳股本每股0.098港元至每股0.002港元及註銷於一九九八年十月三十一日之股份溢價賬（經撥入607,193,000港元以對銷本公司於一九九八年十月三十一日之累計虧損後）；及

(ii) 截至二零零二年三月三十一日止年度之削減股本。

24. 購股權計劃(續)

截至二零零四年三月三十一日止年度內就已授出購股權收取之總代價為2港元。

25. 儲備

	股份溢價	股本贖回儲備	實繳盈餘	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元
			(附註b)	(附註c)		
本公司						
於二零零三年四月一日	287,456	485	39,521	595,191	(493,421)	429,232
發行股份	15,995	–	–	–	–	15,995
發行股份之開支	(656)	–	–	–	–	(656)
年度虧損淨額	–	–	–	–	(16,290)	(16,290)
於二零零四年三月三十一日	302,795	485	39,521	595,191	(509,711)	428,281
發行股份	19,080	–	–	–	–	19,080
發行股份之開支	(762)	–	–	–	–	(762)
年度溢利淨額	–	–	–	–	15,485	15,485
於二零零五年三月三十一日	**321,113**	**485**	**39,521**	**595,191**	**(494,226)**	**462,084**

財務報告附註

24. 購股權計劃(續)

根據二零零二年計劃行使購股權時，股份之認購價由董事會全權酌情釐定，惟不可低於下列之較高者：(i)於授出購股權日期本公司股份在聯交所每日報價表所報之收市價；(ii)本公司股份於緊接授出購股權日期前五個營業日在聯交所每日報價表所報之股份平均收市價；及(iii)本公司股份面值。

二零零二年計劃將於二零一二年八月二十二日屆滿。

於二零零五年三月三十一日，涉及合共60,000,000股股份之購股權已根據二零零二年計劃授予本公司董事，佔本公司於該日及二零零五年七月二十二日之已發行股本約1.49%。年內並無購股權授予本集團之僱員。

於二零零四年三月三十一日及二零零五年三月三十一日有60,000,000份購股權尚未行使，所有該等購股權乃授予本公司之董事。

本公司董事持有購股權之變動概要如下：

			購股權數目				
			於二零零三年四月一日		於二零零四年三月三十一日		於二零零五年三月三十一日
授出日期	可行使期間	每股認購價	尚未行使	年內授出	尚未行使	年內授出	尚未行使
		港元					
二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06*	–	60,000,000	60,000,000*	–	60,000,000*

* 該等購股權由有關董事作為實益擁有人持有。

於兩個年度內，概無購股權根據二零零二年計劃被行使、註銷或失效。

本公司並無在收入報表中就所授出之購股權確認支出。所授出之購股權並無在財務報告中予以確認，直至該等購股權獲行使為止。待購股權獲行使後，本公司發行之股份乃按該等股份之面值記錄為額外股本，而認購價超逾已發行股份面值之金額則記錄在本公司之股份溢價賬內。

24. 購股權計劃

股東於二零零二年八月二十三日舉行之股東特別大會上批准及接納本公司之購股權計劃(「二零零二年計劃」)。二零零二年計劃由二零零二年八月二十三日(「採納日期」)起計十年內有效。二零零二年計劃旨在向參與人提供認購本公司所有權之機會,以及鼓勵參與人致力提高本公司及其股份價值,以符合本公司及其股東之整體利益。

根據二零零二年計劃,參與人類別包括本公司及其附屬公司之任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團之僱員及本公司董事會(「董事會」)以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人及服務供應商。

董事會可以全權酌情決定向任何參與人提呈購股權要約。當本公司接獲一式兩份之函件(其中載有經承授人正式簽署之承約書)連同就授出購股權支付本公司之1港元代價款項後,要約將被視作已獲接納及購股權將被視作已授出、接納及生效。已授出之購股權可於董事會提出要約時通知各承授人之期間內行使,而該期間須為授出日期起至其十週年止之任何時間。

除非取得本公司股東事先批准,因行使根據二零零二年計劃及本公司其他購股權計劃授出之全部購股權(不包括已失效之購股權)而可能發行之股份總數不得超出311,612,404股股份,相等於採納日期之已發行股份總數約10%。於任何12個月期間根據二零零二年計劃可授予某一承授人之購股權之股份數目上限(與任何其他購股權計劃項下之股份合計時)不得超過已發行股份之1%。任何進一步授出超逾此上限之購股權須事先在股東大會上取得股東批准。

財務報告附註

23. 股本（續）

於兩個年度內，本公司之股本發生之變動如下：

(i) 根據二零零三年十二月十八日訂立之配售協議，本公司發行每股面值0.01港元之普通股215,000,000股，每股作價0.053港元，較股份於二零零三年十二月十八日在聯交所錄得之收市價每股0.057港元折讓約7.02%。配售所得款項淨額11,034,000港元已用作本集團額外營運資金。

(ii) 根據二零零四年一月三十日訂立之配售協議，本公司發行每股面值0.01港元之普通股150,000,000股，每股作價0.055港元，較股份於二零零四年一月三十日在聯交所錄得之收市價每股0.058港元折讓約5.17%。配售所得款項淨額7,955,000港元已用作本集團額外營運資金。

(iii) 根據二零零四年五月五日訂立之配售協議，本公司發行每股面值0.01港元之普通股240,000,000股，每股作價0.052港元，較股份於二零零四年五月五日在聯交所錄得之收市價每股0.053港元折讓1.89%。配售所得款項淨額12,093,000港元已用作本集團額外營運資金。

(iv) 根據二零零五年一月七日訂立之配售協議，本公司發行每股面值0.01港元之普通股300,000,000股，每股作價0.040港元，較股份於二零零五年一月六日在聯交所錄得之收市價每股0.045港元折讓11.11%。配售所得款項淨額11,625,000港元已用作本集團額外營運資金。

此等於年內發行之新普通股與本公司當時現有普通股在各方面享有同等權益。

此等於年內發行之新普通股根據於二零零三年九月五日舉行之股東特別大會及於二零零四年九月九日舉行之股東週年大會上授予本公司董事之一般授權而發行。

財務報告附註

20. 收購一間附屬公司之按金

於二零零四年三月，本集團訂立一項協議，以總代價人民幣3,500,000元(相當於約3,285,000港元)向兩名獨立第三方收購深圳市方達電子產品有限公司之全部股權。本集團已於二零零四年三月三十一日支付人民幣2,500,000元(相當於約2,342,000港元)之按金。

年內，該協議已予終止，而按金已全數退款。

21. 欠附屬公司款項

欠本公司附屬公司款項並無抵押，且屬免息及無固定還款期。因得該附屬公司同意後，有關款項並不會在結算日起計十二個月內償還，因此列作非流動負債。

22. 遞延稅項

於二零零五年三月三十一日，本集團有未動用稅項虧損44,002,000港元(二零零四年：51,729,000港元)，可用以抵銷日後之溢利。於二零零四年三月三十一日，本公司有未動用稅項虧損3,563,000港元，可用以抵銷日後之溢利及已用於抵銷本年度應課稅溢利。因未能預測日後之溢利來源，故此並無就稅項虧損確認遞延稅項資產。稅項虧損可無限期結轉。

23. 股本

	普通股數目	金額 千港元
每股面值0.01港元之普通股		
法定：		
於二零零三年四月一日、二零零四年三月三十一日及二零零五年三月三十一日之結餘	200,000,000,000	2,000,000
已發行並繳足：		
於二零零三年四月一日之結餘	3,116,124,045	31,161
發行股份	365,000,000	3,650
於二零零四年三月三十一日之結餘	3,481,124,045	34,811
發行股份	540,000,000	5,400
於二零零五年三月三十一日之結餘	**4,021,124,045**	**40,211**

財務報告附註

18. 應收貸款

	本集團	
	二零零五年	二零零四年
	千港元	千港元
應收貸款包括：		
無抵押長期應收貸款	**212,000**	165,616
無抵押短期應收貸款	**213,651**	179,699
	425,651	345,315
減：於一年內到期之款項已包括在流動資產內	**(213,651)**	(179,699)
於一年後到期之款項	**212,000**	165,616

應收貸款乃按現行之市場利率計息。

本集團按各借款人之信貸情況與借款人磋商釐定信貸期。

19. 貿易及其他應收款項

	本集團	
	二零零五年	二零零四年
	千港元	千港元
貿易應收款項(附註i)	**21,907**	–
已付按金	**6,000**	–
出售附屬公司所得款項(附註ii)	–	43,000
其他應收款項	**555**	1,971
	28,462	44,971

附註：

i. 本集團為其所有貿易客戶提供平均為期30日之信貸期。於二零零五年三月三十一日，本集團所有貿易應收款項之賬齡均為30日以內。

ii. 該金額已於年內全數清償。

17. 證券投資

	本集團	
	二零零五年	二零零四年
	千港元	千港元
非流動投資：		
投資證券，按成本值		
海外非上市股份（附註）	**90,000**	135,000
減：已確認減值虧損	**(48,000)**	(93,000)
	42,000	42,000
流動投資：		
其他投資，按市值		
香港上市股份	**209**	272

附註：

本公司董事認為該等投資證券乃為長遠策略而持有。於二零零五年三月三十一日之成本值90,000,000港元中：

(a) 50,000,000港元代表本集團投資於一間被投資公司Hennabun Management International Limited（「HMI」）（前稱Hennabun Management Inc.）之金額。HMI為多間主要從事經紀、期貨買賣、孖展借貸、借貸業務、企業融資諮詢服務及自營買賣之公司之投資控股公司。

於二零零五年三月三十一日，本集團就HMI之投資已確認減值虧損48,000,000港元（二零零四年：48,000,000港元）並以此重列投資之賬面值至其估計可回收數額。

(b) 另外40,000,000港元代表本集團投資於一間於中國成立之公司－西安一枝刘制葯有限公司（「西安一枝刘」）之金額。此項投資代表持有西安一枝刘註冊資本之22.5%。由於本集團無法對西安一枝刘之事務行使重大影響力，因此西安一枝刘並不視作本集團之聯營公司。

財務報告附註

15. 附屬公司權益

	二零零五年 千港元	二零零四年 千港元
非上市股份，按成本值	–	–
附屬公司欠款減撥備	**502,145**	461,517
	502,145	461,517

附屬公司欠款均為無抵押及無固定償還期。於二零零五年三月三十一日之結餘中有426,336,000港元(二零零四年：369,413,000港元)按市場適用利率計息，而餘額均為免息。董事認為，由於款項毋須在結算日後十二個月內償還，故列為非流動資產。

有關本公司主要附屬公司於二零零五年三月三十一日之詳情載於附註31。

16. 聯營公司權益

	本集團	
	二零零五年 千港元	二零零四年 千港元
應佔資產淨值	**494**	–
聯營公司欠款減撥備	**3,120**	–
	3,614	–

本公司間接持有之本集團聯營公司於二零零五年三月三十一日之詳情如下：

聯營公司名稱	經營架構模式	註冊成立地點	應佔股本權益 %	主要業務
Equity Concept Investments Limited	法團	英屬處女群島	40	證券投資

13. 投資物業

	本集團 千港元
估值	
於二零零四年三月三十一日及二零零五年三月三十一日	**5,700**

本集團根據營運租約將予出租之投資物業乃於中國以長期土地使用權持有。

本集團之投資物業於二零零五年三月三十一日經由一間獨立專業物業估值公司永利行評值顧問有限公司按公開市值基準估值為5,700,000港元。

14. 物業、廠房及設備

	本集團				本公司
	傢俬、裝置及設備	電腦設備	汽車	總額	汽車
	千港元	千港元	千港元	千港元	千港元
成本值					
於二零零四年四月一日	1,203	467	837	2,507	668
添置	388	91	–	479	–
出售	(728)	(111)	(169)	(1,008)	–
於二零零五年三月三十一日	**863**	**447**	**668**	**1,978**	**668**
折舊					
於二零零四年四月一日	860	445	790	2,095	668
年度撥備	126	30	30	186	–
出售時撇銷	(649)	(108)	(152)	(909)	–
於二零零五年三月三十一日	**337**	**367**	**668**	**1,372**	**668**
賬面淨值					
於二零零五年三月三十一日	**526**	**80**	**–**	**606**	**–**
於二零零四年三月三十一日	343	22	47	412	–

財務報告附註

10. 稅項(續)

本年度稅項支出與收入報表中所示之溢利(虧損)對賬如下:

	二零零五年 千港元	二零零四年 千港元
除稅前溢利(虧損)	**18,823**	(17,054)
按本地所得稅17.5%之稅率計算之稅項	**3,294**	(2,984)
不可扣稅開支之稅務影響	**17**	4,524
不須課稅收入之稅務影響	**(41)**	(183)
聯營公司業績之稅務影響	**(87)**	–
未確認稅項虧損之稅務影響	**105**	–
未確認遞延稅項資產之稅務影響	**9**	562
使用以前未予確認的稅務虧損	**(793)**	(1,919)
本年度稅項支出	**2,504**	–

11. 股息

於兩個年度內,本公司概無擬派或派發股息。

12. 每股盈利(虧損)

本年度之每股基本盈利(虧損)乃按年度溢利淨額16,319,000港元(二零零四年:虧損12,738,000港元)及已發行普通股之加權平均數3,741,014,456股(二零零四年:3,186,028,417股)計算。

截至二零零五年三月三十一日止年度每股攤薄盈利未予呈報,此乃由於本公司尚未行使購股權之行使價高於股份平均市價。

由於行使本公司尚未行使之購股權將導致每股虧損減少,故並無呈列截至二零零四年三月三十一日止年度之每股攤薄虧損。

9. 董事及五名最高薪酬人士酬金(續)

(b) 五名最高薪酬人士酬金

於本年度，本集團五名最高薪酬人士包括三名(二零零四年：四名)本公司董事，其酬金詳載於上文(a)項。其餘兩名(二零零四年：一名)最高薪酬人士之酬金總額如下：

	二零零五年 千港元	二零零四年 千港元
薪金及其他福利	**722**	300
強積金計劃供款	**16**	15
	738	315

年內，本集團並無向五名最高薪酬人士(包括董事)支付任何酬金，作為加入本集團之聘金或離職賠償。此外，於年內，並無董事放棄收取任何酬金。

10. 稅項

	二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
本公司及其附屬公司之香港利得稅	**2,504**	–

香港利得稅乃就本年度之估計應課稅溢利按稅率17.5%計算。

由於本公司及其附屬公司於截至二零零四年三月三十一日止年度概無任何應課稅溢利，故此該年度並無就香港利得稅作出撥備。

遞延稅項之詳情載於附註22。

財務報告附註

9. 董事及五名最高薪酬人士酬金

董事及五名最高薪酬人士之酬金詳情如下：

(a) 董事酬金

	二零零五年 千港元	二零零四年 千港元
袍金：		
執行董事	**–**	–
獨立非執行董事	**303**	240
	303	240
其他酬金：		
執行董事		
薪金及其他福利	**3,500**	4,273
強積金計劃供款	**136**	137
獨立非執行董事	**–**	–
	3,636	4,410
	3,939	4,650

董事酬金介乎於以下級別：

	董事人數	
	二零零五年	二零零四年
零至1,000,000港元	**4**	4
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**–**	1
2,000,001港元至2,500,000港元	**1**	–

7. 其他營運開支

	二零零五年 千港元	二零零四年 千港元
其他營運開支包括：		
無形資產之已確認減值虧損	–	11,321
投資證券之已確認減值虧損	–	11,000
其他投資之未變現虧損	**63**	–
投資物業估值產生之虧絀	–	100
就聯營公司欠款作出撥備	–	2
就其他應收款項作出撥備	–	415

8. 營運溢利(虧損)

	二零零五年 千港元	二零零四年 千港元
營運溢利(虧損)已扣除下列各項：		
員工成本，包括董事酬金(附註9(a))：		
薪金及其他福利	**6,342**	6,491
強積金計劃供款，已扣除沒收供款10,000港元(二零零四年：134,000港元)	**220**	100
	6,562	6,591
核數師酬金：		
本年度	**1,080**	901
往年度準備不足	**120**	–
	1,200	901
折舊	**186**	638
出售物業、廠房及設備之虧損	–	69
及計入下列各項：		
出售物業、廠房及設備之收益	**12**	–
其他投資之未變現收益	–	43

財務報告附註

5. 按業務及地區分類資料(續)

地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外,「中國」)。本集團90%以上之銷售乃源自香港,因此,並無呈列按地區劃分之銷售分析。

以下為按資產所在地區劃分之分類資產賬面值及物業、廠房及設備添置分析:

	分類資產賬面值		物業、廠房及設備添置	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
香港	**460,595**	422,404	**479**	131
中國	**45,777**	46,826	**–**	–
	506,372	469,230	**479**	131

6. 投資收入

	二零零五年 千港元	二零零四年 千港元
利息收入來自:		
銀行	–	634
其他	–	199
	–	833

5. 按業務及地區分類資料(續)

業務分類(續)

	於二零零四年三月三十一日				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
資產					
分類資產	369,443	426	6,827	87,624	464,320
未攤分企業資產					4,910
綜合資產總額					469,230
負債					
分類負債	30	5	1,223	25	1,283
未攤分企業負債					1,264
綜合負債總額					2,547

	截至二零零四年三月三十一日止年度				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
就其他應收款項作出撥備	–	–	415	–	415
資本性增加	–	–	–	131	131
折舊	–	–	55	583	638
投資物業估值產生之虧絀	–	–	100	–	100
無形資產之已確認減值虧損	–	–	–	11,321	11,321
投資證券之已確認減值虧損	–	–	–	11,000	11,000

財務報告附註

5. 按業務及地區分類資料(續)

業務分類(續)

	截至二零零四年三月三十一日止年度				
	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
分類收益	22,475	830	–	–	23,305
分類業績	21,898	(1,563)	(1,823)	(23,931)	(5,419)
未攤分企業開支					(11,652)
營運虧損					(17,071)
銀行透支利息					(78)
出售附屬公司之收益					95
除稅前虧損					(17,054)
稅項					–
少數股東權益前虧損					(17,054)
少數股東權益					4,316
年度虧損淨額					(12,738)

5. 按業務及地區分類資料(續)

業務分類(續)

	於二零零五年三月三十一日					
	貨品銷售	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分類資產	27,951	425,658	211	5,777	42,141	501,738
聯營公司之權益	–	–	–	–	3,614	3,614
未攤分企業資產						4,634
綜合資產總額						509,986
負債						
分類負債	76	30	5	329	5	445
未攤分企業負債						2,821
綜合負債總額						3,266

	截至二零零五年三月三十一日止年度					
	貨品銷售	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
其他資料						
其他投資之未變現虧損	–	–	63	–	–	63

財務報告附註

5. 按業務及地區分類資料(續)

此等業務之分類資料呈列如下:

業務分類

	截至二零零五年三月三十一日止年度					
	貨品銷售	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	40,018	32,219	1	–	–	72,238
分類業績	358	29,996	(75)	(133)	(274)	29,872
未攤分企業開支						(11,593)
營運溢利						18,279
出售附屬公司之收益						50
分佔聯營公司之業績	–	–	–	–	494	494
除稅前溢利						18,823
稅項						(2,504)
年度溢利淨額						16,319

4. 營業額

營業額指年內之已收及應收貨品銷售、證券銷售、提供融資之利息收入及股息收入之淨額，並分析如下：

	二零零五年 千港元	二零零四年 千港元
貨品銷售	**40,018**	–
證券銷售	**–**	801
提供融資之利息收入	**32,219**	22,475
證券投資之股息收入－香港上市股份	**1**	29
	72,238	23,305

5. 按業務及地區分類資料

年內，本集團之業務由五個(二零零四年：四個)主要營運部分組成：貨品銷售、提供融資、證券買賣、物業持有及投資以及投資業務。

年內，本公司一間全資附屬公司恒盛東方國際貿易(集團)有限公司從事電子產品銷售業務，因而導致本年度呈列新的業務分類。

此等部分為本集團作為呈報其主要分類資料之基準。

財務報告附註

3. 主要會計政策（續）

外幣（續）

在綜合賬目時，本集團之業務之資產及負債乃按結算日之匯率換算。收支項目按期內平均匯率換算。所產生之兑換差額（如有）乃分類為權益，並撥入本集團之兑換儲備內處理。該兑換差額乃於出售該業務時於當年確認為收入或開支。

稅項

所得稅支出乃現行應繳稅項與遞延稅項之總和。

現行應繳稅項根據本年度之應課稅溢利計算。應課稅溢利與收入報表內呈報之純利有別，乃基於其並無計入可於其他年度應課稅或可扣稅收支項目，亦無計入毋須課稅或不獲扣稅之項目。

遞延稅項乃財務報告內資產及負債賬面值與計算應課稅溢利所採用相應稅基間之差額之應繳付或可收回稅項，並採用資產負債表負債法入賬。遞延稅項負債一般按所有應課稅暫時差額予以確認，而遞延稅項資產則於可能會出現可用以抵銷可扣稅暫時差額之應課稅溢利時予以確認。倘若暫時差額乃由不影響應課稅溢利或會計溢利之交易中之商譽（或負商譽）或初步確認（業務合併情況除外）其他資產及負債所引起，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所產生之應課稅暫時差額予以確認，惟本集團可控制暫時差額之撥回及於可見將來不可能撥回之暫時差額除外。

遞延稅項資產賬面值於每個結算日審核，並按不可能有足夠應課稅溢利以收回所有或部分資產之金額減少。

遞延稅項按預計於償還負債或變現資產之期間內適用之稅率計算。遞延稅項自收入報表中扣除或計入，惟與直接扣除或計入權益之項目有關者除外，在此情況下，遞延稅項也會在權益項目中處理。

財務報告附註

3. 主要會計政策(續)

收入之確認

貨品銷售在貨品交付及所有權轉移時確認。

利息收入根據未償還本金按適用利率及時間比例基準計算。

出售證券投資於有關之成交日期確認。

投資之股息收入在本集團收取股息之權利確立時確認。

減值

於各結算日，本集團會審核其有形資產之賬面值，以釐定是否有跡象顯示該等資產已出現減值虧損。倘經估計一項資產之可收回數額低於其賬面值，則將該資產之賬面值削減至其可收回數額。減值虧損立即確認為一項支出。

倘減值虧損隨後撥回，則該資產之賬面值會增加至其可收回數額之經修訂估計價值，惟賬面值之增幅不得超逾過往年度倘無就該資產確認任何減值虧損下所釐定之賬面值。減值虧損撥回立即確認為一項收入。

營運租約

根據營運租約應付之租金乃按有關租約之年期以直線法在收入報表內扣除。

退休福利費用

於收入報表中扣除之退休福利費用乃指年內應付予本集團強制性公積金計劃(「強積金計劃」)之供款。

外幣

以外幣進行之交易乃按交易日之匯率換算。以外幣計值之貨幣資產及負債乃按結算日之匯率換算。因外幣換算而引致之損益，均撥入收入報表內處理。

財務報告附註

3. 主要會計政策(續)

投資物業(續)

於出售投資物業時，該項物業應佔投資物業重估儲備之任何結餘均會轉撥收入報表內。

投資物業不作折舊準備，惟當租約剩餘年期為二十年或以下者除外。

物業、廠房及設備

物業、廠房及設備乃按成本減折舊及任何累積減值虧損入賬。

物業、廠房及設備乃按其估計可用年期及預留其殘值後，以直線法撥備折舊，以撇銷其成本，所採用之年率如下：

裝置	15%或有關租約之年期(以較短者為準)
電腦設備	$33\frac{1}{3}$%
汽車	30%
其他	15%

資產出售或報廢所引致之收益或虧損乃按該項資產出售所得款項及賬面值之差額而釐定，並於收入報表內予以確認。

證券投資

證券投資乃按成交日基準入賬，初步以成本計算。

非持有至到期債券之投資列作投資證券及其他投資。

投資證券，即已確定為長遠策略而持有之證券，於其後之申報日按成本減任何非臨時性減值虧損計算。

其他投資按公平價值計算，而未實現之收益或虧損則計入期內之損益淨額。

3. 主要會計政策

財務報告乃根據歷史成本法，就投資物業及若干證券投資之重估作出修訂，並根據香港普遍採納之會計準則編製，所採納之主要會計政策如下：

綜合基本準則

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之財務報告。

年內所收購或出售之附屬公司及聯營公司，分別按其收購生效日或截至出售生效日止(視情況而定)之業績列入綜合收入報表。

所有集團公司間之重大交易及結餘數目已於綜合賬目時撇除。

在附屬公司之投資

在附屬公司之投資乃按成本減任何可識別減值虧損列入本公司之資產負債表內。

在聯營公司之權益

綜合收入報表包括本集團所佔其聯營公司於年內之收購後業績。而於綜合資產負債表，在聯營公司之權益則按本集團所佔有關聯營公司之資產淨值入賬。

投資物業

投資物業乃已落成物業，因其投資潛力而持有，任何租金收入均按公平原則磋商釐定。

投資物業乃按於每年結算日所進行之獨立專業估值以公開市值列賬。重估投資物業所產生之任何重估盈餘或虧絀乃計入投資物業重估儲備或自其扣除，除非此項儲備整體之結餘不足以彌補重估虧絀，而在此情況下，有關重估虧絀所超出投資物業重估儲備結餘之部份乃從收入報表扣除。倘先前因虧絀已從收入報表中扣除而其後產生重估升值，則此項升值乃計入收入報表內，數額以先前所扣除之虧絀為限。

財務報告附註

2. 最近頒佈之會計準則產生之潛在影響(續)

香港會計準則第32號「金融工具：披露及呈報」
香港會計準則第39號「金融工具：確認及計量」

香港會計準則第39號規定所有金融資產須重新分類為持有至到期日之金融資產、可供出售之金融資產、按公平價值調整至損益之金融資產、貸款及應收款項。可供出售之金融資產及按公平價值調整至損益之金融資產均按公平價值列賬，而公平價值的變動則分別在權益表及損益賬中確認。持有至到期日之金融資產、貸款及應收款項均使用實際利率法釐定為攤銷成本。目前，本集團之證券投資被分類為投資證券或其他投資，並分別以成本減去減值虧損或按公平價值計算。本集團之長期及短期應收貸款均按成本減去減值虧損列賬。該等資產於二零零四年四月一日之賬面值調整須計入本集團之累積虧損。

香港會計準則第40號「投資物業」

香港會計準則第40號規定所有投資物業之重估收益或虧損須直接計入收入報表。結轉之投資物業重估儲備須轉撥至保留盈利。

目前，投資物業乃按公開市值列賬，而重估盈餘或虧絀乃計入投資物業重估儲備中或自其中扣除，除非此項儲備之結餘不足以彌補重估虧絀，而在此情況下，有關重估虧絀所超出投資物業重估儲備結餘之部份乃從收入報表扣除。倘先前因虧絀已從收入報表中扣除而其後產生重估升值，則此項升值乃計入收入報表內，數額以先前所扣除之虧絀為限。由於本集團並無於二零零四年及二零零三年四月一日保持任何重估盈餘，採納香港會計準則第40號將不會對本集團之業績及財務狀況構成任何影響。

就其他新訂香港財務報告準則，本集團預期採納有關準則不會對本集團經營業績及財務狀況之編製及呈列方式構成重大影響。

1. 概述

本公司為一間於開曼群島註冊成立之受豁免有限公司。本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司是一間投資控股公司及從事提供企業管理服務。

本公司主要附屬公司之業務載於附註31。

2. 最近頒佈之會計準則產生之潛在影響

於二零零四年，香港會計師公會(「香港會計師公會」)頒佈多項新訂或經修訂香港會計準則(「香港會計準則」)及香港財務報告準則(「香港財務報告準則」)(以下統稱「新訂香港財務報告準則」)，並於二零零五年一月一日或以後開始之會計期間生效，惟香港財務報告準則第3號「業務合併」除外。本集團並無於截至二零零五年三月三十一日止年度之財務報告內提早採納該等新訂香港財務報告準則。

香港財務報告準則第3號適用於協議日期為二零零五年一月一日或之後的業務合併。本集團並無訂立任何協議日期為二零零五年一月一日或之後的業務合併。因此，香港財務報告準則第3號對本集團截至二零零五年三月三十一日止年度並無任何影響。

本集團已考慮該等新訂香港財務報告準則之潛在影響，及其對本集團經營業績及財務狀況之編製及呈報方式之影響，並載列如下：

香港財務報告準則第2號「以股份為基礎之付款」

香港財務報告準則第2號「以股份為基礎之付款」規定，倘本集團購買貨品或獲取服務，以股份或股份之權利作為代價，或購買其他資產時以相等於特定數量股份或股份之權利的價值作為代價時，須確認為費用。香港財務報告準則第2號對本集團之主要影響是需在授出購股權當日釐定董事及僱員獲授之本公司購股權在歸屬期之公允價值並列作開支。於採用香港財務報告準則第2號前，本集團並無確認該等購股權之財務影響，直至該等購股權獲行使為止。

綜合現金流量表

	附註	二零零五年 千港元	二零零四年 千港元
投資活動			
收取往年出售附屬公司之所得款項		**43,000**	–
收購一間附屬公司之按金退款(付款)		**2,342**	(2,342)
出售物業、廠房及設備之所得款項		**111**	23
出售附屬公司之所得款項			
(扣除已出售之現金及現金等值物)	*26*	**50**	(32,222)
借予一間聯營公司之款項		**(3,120)**	(2)
購買物業、廠房及設備		**(479)**	(131)
投資活動所得(所用)現金淨額		**41,904**	(34,674)
融資活動			
發行股份(已扣除開支)		**23,718**	18,989
償還其他借貸		**–**	(1,101)
融資活動所得現金淨額		**23,718**	17,888
現金及現金等值物之減少淨額		**(24,416)**	(67,752)
於四月一日之現金及現金等值物		**28,160**	95,912
於三月三十一日之現金及現金等值物		**3,744**	28,160
代表:			
銀行結餘及現金		**3,744**	28,218
銀行透支		**–**	(58)
		3,744	28,160

綜合現金流量表

	二零零五年 千港元	二零零四年 千港元
營運活動		
除稅前溢利(虧損)	**18,823**	(17,054)
就以下項目作出調整:		
投資收入	–	(833)
銀行透支利息	–	78
折舊	**186**	638
投資證券之已確認減值虧損	–	11,000
無形資產之已確認減值虧損	–	11,321
就其他應收款項作出撥備	–	415
就聯營公司欠款作出撥備	–	2
投資物業估值產生之虧絀	–	100
出售物業、廠房及設備之(收益)虧損	**(12)**	69
其他投資之未變現虧損(收益)	**63**	(43)
出售附屬公司之收益	**(50)**	(95)
分佔聯營公司之業績	**(494)**	–
營運資金變動前之營運現金流量	**18,516**	5,598
貿易及其他應收款項(增加)減少	**(26,491)**	61,291
應收貸款增加	**(80,336)**	(122,416)
證券投資減少	–	2,290
其他應付款項(減少)增加	**(769)**	1,516
營運所用現金	**(89,080)**	(51,721)
銀行透支利息	–	(78)
已收利息	–	833
已付香港利得稅	**(958)**	–
營運活動所用現金淨額	**(90,038)**	(50,966)

綜合權益變動表

	股本 千港元	股份溢價 千港元	股本贖回儲備 千港元	特殊儲備 千港元 (附註25(a))	可分派儲備 千港元 (附註25(c))	累積虧損 千港元	總額 千港元
本集團							
於二零零三年四月一日	31,161	287,456	485	35,131	595,191	(488,992)	460,432
發行股份	3,650	15,995	–	–	–	–	19,645
發行股份之開支	–	(656)	–	–	–	–	(656)
年度虧損淨額	–	–	–	–	–	(12,738)	(12,738)
於二零零四年三月三十一日	34,811	302,795	485	35,131	595,191	(501,730)	466,683
發行股份	5,400	19,080	–	–	–	–	24,480
發行股份之開支	–	(762)	–	–	–	–	(762)
年度溢利淨額	–	–	–	–	–	16,319	16,319
於二零零五年三月三十一日	**40,211**	**321,113**	**485**	**35,131**	**595,191**	**(485,411)**	**506,720**

資產負債表

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、廠房及設備	14	–	–
附屬公司權益	15	**502,145**	461,517
		502,145	461,517
流動資產			
其他應收款項		**72**	69
銀行結餘及現金		**3,644**	3,576
		3,716	3,645
流動負債			
其他應付款項		**1,168**	1,108
應付税項		**1,495**	–
銀行透支		–	58
		2,663	1,166
流動資產淨值		**1,053**	2,479
總資產減流動負債		**503,198**	463,996
非流動負債			
欠附屬公司款項	21	**903**	904
		502,295	463,092
資本及儲備			
股本	23	**40,211**	34,811
儲備	25	**462,084**	428,281
		502,295	463,092

董事　　　　　　董事
鄺維添　　　　**邱深笛**

綜合資產負債表

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
投資物業	13	**5,700**	5,700
物業、廠房及設備	14	**606**	412
聯營公司權益	16	**3,614**	–
證券投資	17	**42,000**	42,000
長期應收貸款	18	**212,000**	165,616
		263,920	213,728
流動資產			
貿易及其他應收款項	19	**28,462**	44,971
短期應收貸款	18	**213,651**	179,699
收購一間附屬公司之按金	20	**–**	2,342
證券投資	17	**209**	272
銀行結餘及現金		**3,744**	28,218
		246,066	255,502
流動負債			
其他應付款項		**1,720**	2,489
應付税項		**1,546**	–
銀行透支		**–**	58
		3,266	2,547
流動資產淨值		**242,800**	252,955
		506,720	466,683
資本及儲備			
股本	23	**40,211**	34,811
儲備		**466,509**	431,872
		506,720	466,683

第16至53頁所載之財務報告已於二零零五年七月二十二日獲董事會批准及允許發放，並由下列董事代表董事會簽署：

董事	董事
鄺維添	**邱深笛**

綜合收入報表

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4	**72,238**	23,305
銷售成本		**(41,618)**	(2,423)
毛利		**30,620**	20,882
其他營運收入		**244**	839
投資收入	6	**–**	833
行政開支		**(12,522)**	(16,718)
其他營運開支	7	**(63)**	(22,907)
營運溢利(虧損)	8	**18,279**	(17,071)
銀行透支利息		**–**	(78)
出售附屬公司之收益		**50**	95
分佔聯營公司之業績		**494**	–
除税前溢利(虧損)		**18,823**	(17,054)
税項	10	**(2,504)**	–
少數股東權益前溢利(虧損)		**16,319**	(17,054)
少數股東權益		**–**	4,316
年度溢利(虧損)淨額		**16,319**	(12,738)
股息	11	**–**	–
每股盈利(虧損)－基本	12	**0.44港仙**	(0.40港仙)

核數師報告

Deloitte.
德勤

致恒盛東方控股有限公司全體股東

（於開曼群島註冊成立之有限公司）

本核數師已完成審核載於第16頁至第53頁內按照香港普遍採納之會計原則而編製之財務報告。

董事及核數師各自之責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等財務報告時，董事必須貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立之意見，並謹向整體股東報告，且不可作其他用途。本行概不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報告時所作出之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報告是否存有重要的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告均真實與公平地反映 貴公司及 貴集團於二零零五年三月三十一日之財務狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零五年七月二十二日

董事認為，本公司於截至二零零五年三月三十一日止整個年度內，一直遵守上市規則附錄14之最佳應用守則(「守則」)(於二零零五年一月一日之前有效)。守則已由企業管治常規守則(「新守則」)(於二零零五年一月一日或之後開始之會計期間生效)所取代。本公司已採取適當行動，以符合新守則之規定。

本公司已採納上市規則附錄10之標準守則作為董事進行證券交易之操守準則。經向所有董事作出特定查詢後，本公司確定所有董事均已遵守標準守則所規定之標準。

本公司已根據上市規則第3.13條接獲各獨立非執行董事就其獨立性作出之年度確認。本公司認為所有獨立非執行董事均屬獨立。

充足公眾持股量

基於本公司公開所得之資料及就各董事所知，董事確認，本公司於本報告日期維持上市規則所規定公眾佔本公司已發行股本25%之最低持股量。

結算日後事項

結算日後重大事項之詳情載於財務報告附註30。

核數師

本公司將於股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會

董事總經理
鄺維添

香港，二零零五年七月二十二日

董事會報告

除上文所披露者外，本公司並未獲任何人士知會其於二零零五年三月三十一日在本公司之股份或相關股份中，擁有根據證券及期貨條例第336條須存置之登記冊所記錄之權益或淡倉。

董事於合約中之權益

本公司董事概無於本公司或其任何附屬公司所訂立且於年終或是於年內任何時間生效之重要合約中直接或間接擁有重大權益。

主要客戶及供應商

年內，本集團五大客戶之銷售總額佔本集團之營業總額約87%，而本集團最大客戶之營業額佔本集團之營業總額約52%。

年內，本集團五大供應商之採購總額佔本集團之採購總額100%，而本集團最大供應商之採購額佔本集團採購總額約52%。

董事、彼等之聯繫人士或據董事所知擁有本公司股本5%以上之任何股東概無擁有本集團五大客戶或供應商之任何權益。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內並無購買、出售或贖回本公司之任何上市證券。

優先購買權

本公司之組織章程細則或開曼群島法例中，並無有關優先購買權之規定，規定本公司必須按比例向現有股東提呈發售新股份。

公司管治

本公司截至二零零五年三月三十一日止年度之經審核財務報告已經由審核委員會審閱，並在審核委員會推薦下於董事會正式批准。

董事購買股份或債券之權利

除上文「購股權計劃」一節披露者外，於年度內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券(包括債券)而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於年內行使任何該等權利。

根據證券及期貨條例須予披露之股東權益及淡倉

於二零零五年三月三十一日，按本公司根據證券及期貨條例第336條存置之股東登記冊所示，下列股東已知會本公司其於本公司已發行股本之相關權益：

股東名稱	身份	持有普通股數目	佔本公司已發行股本之百分比
Mainland Talent	受控制法團之權益	726,918,000 (附註1及2)	18.08%
Capital Sun	受控制法團之權益	726,918,000 (附註1及2)	18.08%
Red China	受控制法團之權益	726,918,000 (附註1及2)	18.08%
邱深笛	受控制法團之權益	726,918,000 (附註1及2)	18.08%

附註：

1. 於二零零五年三月三十一日，Multiple Wealth及Pacific Rim分別持有192,318,000股及534,600,000股本公司普通股，分別佔當日本公司已發行股本約4.78%及13.30%。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而Hastings Gold則為Mainland Talent之全資附屬公司。

2. 邱深笛女士全資擁有及控制Red China及Capital Sun。Capital Sun全資擁有Future Star。Red China 及Future Star各佔Mainland Talent 50%已發行股本之權益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim合共持有之726,918,000股本公司普通股之權益。

董事於股份、相關股份及債券中之權益及淡倉

於二零零五年三月三十一日，本公司根據證券及期貨條例(「證券及期貨條例」)第352 條須存置之登記冊內所記錄，或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)內上市發行人董事進行證券交易的標準守則須通知本公司及聯交所之規定，本公司董事及其聯繫人士於本公司或其任何相聯法團(按證券及期貨條例第XV部之定義)之股份、相關股份及債券中擁有之權益列載如下：

董事姓名	身份	持有普通股數目	佔本公司已發行股本之百分比
邱深笛	受控制法團之權益	726,918,000 (附註)	18.08%

附註： 於二零零五年三月三十一日，Multiple Wealth International Limited(「Multiple Wealth」)及Pacific Rim Investment Management Enterprises Limited(「Pacific Rim」)分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold Limited(「Hastings Gold」)之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited(「Mainland Talent」)之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited(「Red China」)及Capital Sun Industries Limited(「Capital Sun」)。Capital Sun全資擁有Future Star Group Limited(「Future Star」)。Red China及Future Star各佔Mainland Talent 50%已發行股本之權益。因此，邱深笛女士被視為擁有Multiple Wealth及Pacific Rim合共持有之726,918,000股本公司普通股之權益。

上文所述之權益指董事於本公司之股份權益，而董事於本公司之購股權權益則在上文「購股權計劃」一節中披露。

除上文披露者外，於二零零五年三月三十一日，並無董事或其聯繫人士，於本公司或其任何相聯法團之股份、相關股份及債券中，擁有須記錄於根據證券及期貨條例第352條所存置之登記冊內或根據上市規則須知會本公司及聯交所之任何權益或淡倉。

董事及董事服務合約

本公司於年內及截至本報告日期之董事為：

執行董事：

鄺維添（董事總經理）

邱深笛

黎明偉

獨立非執行董事：

林炳昌

鄺啟成

勞明智 （於二零零四年九月二十三日獲委任）

根據本公司組織章程細則第九十五條，勞明智先生之任期將至應屆股東週年大會為止，惟彼符合資格並願意膺選連任。

根據本公司組織章程細則第一一二條，邱深笛女士及林炳昌先生將於應屆股東週年大會上輪席告退，惟彼等合資格並願意膺選連任。

獨立非執行董事須根據本公司組織章程細則第一一二條輪席告退。

所有擬在應屆股東週年大會中連任之董事，概無與本公司或其任何附屬公司訂立不可於一年內由本集團終止而毋須作出賠償（法定賠償除外）之服務合約。

購股權計劃

股東於二零零二年八月二十三日舉行之股東特別大會上批准及採納本公司之購股權計劃(「二零零二年計劃」)。二零零二年計劃由二零零二年八月二十三日起計十年內有效。二零零二年計劃之詳情載於財務報告附註24。

年內，並無任何於二零零二年計劃下之購股權獲授出、被行使、註銷或失效。

於二零零四年四月一日及二零零五年三月三十一日，有合共60,000,000份購股權尚未行使，為已全數授出予本公司董事之購股權。詳情如下：

董事姓名	授出日期	可行使期間	每股認購價 港元	於二零零四年四月一日及二零零五年三月三十一日尚未行使之購股權及相關股份數目	於二零零五年三月三十一日佔本公司已發行股本百分比
鄺維添	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06	30,000,000*	0.75%
黎明偉	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06	30,000,000*	0.75%
				60,000,000	1.50%

* 此等購股權由有關董事作為實益擁有人持有。

董事會同寅謹提呈截至二零零五年三月三十一日止年度之週年報告及已審核之財務報告。

主要業務

本公司為投資控股公司及提供企業管理服務。

本公司之主要附屬公司於二零零五年三月三十一日之業務載於財務報告附註31。

業績

本集團之本年度業績載於第16頁之綜合收入報表。

本公司於年內並無派發股息。董事會不建議派付本年度之末期股息。

股本

本公司於年內通過股份配售發行540,000,000股普通股，所得款項淨額23,718,000港元。年內本公司股本之變動詳情載於財務報告附註23。

儲備

本集團及本公司之儲備於年度內之變動詳情，分別載於第19頁之綜合權益變動表及財務報告附註25。

根據本公司組織章程細則，股息必須從本公司溢利或其他儲備撥付。本公司可供分派予本公司股東之儲備包括股份溢價、股本贖回儲備、實繳盈餘及可分派儲備（經減去累積虧損），於二零零五年三月三十一日合共為462,084,000港元。

投資物業

本集團之投資物業於二零零五年三月三十一日經由一間獨立專業物業估值公司按公開市值基準估值為5,700,000港元。本集團投資物業之詳情載於財務報告附註13。

物業、廠房及設備

本集團及本公司之物業、廠房及設備於年內之變動詳情，載於財務報告附註14。

董事簡歷

勞明智先生，太平紳士，55歲，於二零零四年九月加入本公司為獨立非執行董事。勞先生為澳洲會計師公會之註冊會計師及澳洲證券學會之會員。彼在澳洲、香港及其他亞洲國家之金融及投資服務方面擁有逾27年之專業及商務經驗。勞先生現為新創綜合企業有限公司之主席兼執行董事。彼亦為新世紀集團香港有限公司之執行董事及雅域集團有限公司、實惠集團有限公司及Tak Sing Alliance Holdings Limited之獨立非執行董事，上述公司均為香港上市公眾公司。

全體執行董事均被視為本集團之高級管理層。

鄺維添先生，48歲，於二零零零年十一月加入本公司為董事總經理，負責本集團整體之策略計劃及公共關係。彼持有美國俄勒岡州大學工商管理碩士學位。鄺先生曾於主要國際金融機構工作，包括美國花旗銀行、美國信孚銀行、里昂亞洲有限公司及新中港融資有限公司，彼於銀行及企業融資方面積逾十五年經驗。彼從一九九五年至一九九七年出任香港聯合交易所有限公司理事會成員，並從一九九六年至一九九七年出任香港中央結算有限公司財務委員會之董事及主席。彼從一九九八年八月到二零零零年八月出任139 控股有限公司之執行董事，及從一九九九年七月至二零零零年三月出任IFTA Pacific Holdings Limited之董事。

邱深笛女士，35歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展方面累積豐富經驗。如董事會報告內「根據證券及期貨條例須予披露之股東權益及淡倉」一節所披露，邱女士為本公司之主要股東。

黎明偉先生，46歲，於二零零零年十一月加入本公司為獨立非執行董事，並於二零零一年一月調職為本公司之執行董事。彼負責本集團之業務發展及新項目／投資。彼畢業於香港大學，持有社會科學學士學位。黎先生曾任美國銀行之副總裁，並參與發展銀行之中國大陸業務。彼於銀行業及國際金融方面積逾十八年經驗。

林炳昌先生，53歲，於二零零零年十一月加入本公司為獨立非執行董事。林先生持有香港中文大學之社會科學學士學位。彼為一位律師及為林炳昌律師事務所之獨資經營者。彼亦為中國高速（集團）有限公司、易盈科技控股有限公司、金源米業國際有限公司、僑威集團有限公司、確利達國際控股有限公司、合一投資控股有限公司及威利國際控股有限公司之獨立非執行董事；另為毅力工業集團有限公司之非執行董事，上述公司均為香港上市公眾公司。

鄺啟成先生，46歲，於二零零一年二月加入本公司為獨立非執行董事。鄺先生畢業於加拿大英屬哥倫比亞省Simon Fraser University，獲頒文學學士學位。彼曾多年在香港主要國際銀行內之借貸部門及中國部門擔任高級職位。鄺先生於企業融資及銀行業務方面累積豐富經驗。鄺先生現為漢基控股有限公司之主席兼執行董事；另為首創置業股份有限公司及速達軟件控股有限公司之獨立非執行董事，上述公司均為香港上市公眾公司。

管理層報告

業務前景

本集團成功轉虧為盈並錄得溢利淨額16,319,000港元。展望來年，管理層將繼續朝着其兩個目標進發，繼續提升本集團現有業務之盈利及增長能力，並探索能為本集團締造巨大價值之投資機會。本集團之重點將繼續放於尋找與中國大陸有關之投資機遇。近期，管理層已開始在製造、貿易及旅遊等範疇於中國內蒙古地區物色商機。鑒於本集團現有業務表現有所改善，加上中國經濟增長持續強勁，預期本集團策略定位於中國尋找新投資機會將因而受惠，故董事對本集團未來數年之表現甚為樂觀。

結算日後事項

於二零零五年六月十三日，本公司提呈多項有關合併，配售及認購本公司股份及配售附有權利可轉換為本公司股份之可換股票據之建議。於二零零五年六月二十日，本公司進一步提呈涉及更改本公司名稱為「內蒙發展(控股)有限公司」之建議。有關該等建議之詳情載於本公司於二零零五年七月四日刊發之通函，而所有上文之建議均須待本公司股東於二零零五年八月四日舉行之本公司股東特別大會上通過有關決議案後方告作實。基於本公司將於中國(尤以內蒙古地區為然)發掘投資契機，更改本公司名稱，乃為了更貼切地反映本公司之未來投資重點。

致謝

截至二零零五年三月三十一日止財務年度為本集團成功之一年。本人謹代表董事會就管理層及員工之忠誠服務及貢獻致以衷心感謝，並寄望來年大家繼續支持本集團。

代表董事會

董事總經理
鄺維添

香港，二零零五年七月二十二日

財務回顧

流動資金、財務資源及資本架構

本集團於整個年度維持於充裕流動資金之狀況。於二零零五年三月三十一日，本集團之流動資產淨值達242,800,000港元(二零零四年：252,955,000港元)，其中銀行結餘及現金合共3,744,000港元(二零零四年：28,218,000港元)。本集團之銀行結餘較上一個結算日減少，主要由於用於本集團融資業務之資金增加所致。於二零零五年三月三十一日，本集團並無任何銀行借貸，因此，年結時之負債比率為零。

本集團於年結時並無重大資本承擔。計及手頭流動資產及備用銀行信貸額後，董事認為本集團具有充足財務資源應付持續營運所需。

本集團之資產組合主要透過股東資金融資。於二零零五年三月三十一日，本集團之股東資金達506,720,000港元(二零零四年：466,683,000港元)，相等於本公司每股綜合資產淨值約12.6港仙。股東資金增加，主要為本公司年內配售540,000,000股新股集資淨額23,718,000港元及取得溢利淨額16,319,000港元所致。

外幣管理

本集團之外幣交易主要以人民幣計賬。由於預期港元兑人民幣之匯率不會出現重大波動，故董事認為本集團所面對之外匯風險不大。

資產抵押

於二零零五年三月三十一日，本集團並無資產抵押。

或然負債

於二零零五年三月三十一日，本集團並無重大或然負債。

僱員及薪酬政策

於二零零五年三月三十一日，本集團聘請十五名員工，其中包括本公司董事。於本年度，員工支出連同董事酬金合共6,562,000港元(二零零四年：6,591,000港元)。

本集團之薪酬政策乃按僱員之資歷、經驗、工作表現以及經參考市場基準後而釐定僱員薪酬。僱員薪酬一般每年檢討一次。薪酬待遇包括購股權之授予乃以推動個人表現及對本集團之貢獻為本旨。

管理層報告

全年業績

本公司董事(「董事」)欣然報告，本集團截至二零零五年三月三十一日止年度之業績顯著改善。本集團溢利淨額達16,319,000港元，相對去年虧損12,738,000港元大有進步。每股盈利報0.44港仙。本集團業績得以改善，主要有賴本集團之融資及貿易業務有令人鼓舞的表現。

董事不建議派付本年度之末期股息。

營運回顧

於回顧年度，本集團主要業務為融資、貿易、證券、物業及投資控股。本集團營業額主要來自利息收入和貿易收入，共達72,238,000港元，較去年之23,305,000港元增長約兩倍。

融資業務仍然為本集團營業額及營運溢利之穩定及主要來源。與去年比較，此部份業務收入增長約43%，至32,219,000港元(二零零四年：22,475,000港元)，而營運溢利則增加約37%至29,996,000港元(二零零四年：21,898,000港元)。本集團將繼續沿用其一貫之經營策略，在用作其他投資機遇之資源前，將手頭財務資源用作融資業務之資本。

本集團於年內展開貿易業務，現時主要經營電子產品貿易。於回顧年度，此部份業務貢獻收入40,018,000港元及營運溢利358,000港元。管理層現正探索經營其他商品貿易之商機，預計此項業務不久將來將更趨活躍。

年內本集團之證券及物業業務並不活躍。物業業務錄得營運虧損133,000港元，主要為本集團旗下投資物業之物業管理費用。有關物業現為空置。

本集團持有一家主要從事香港上市證券投資之聯營公司40%股權。年內聯營公司之表現理想，本集團分佔聯營公司之溢利達494,000港元，主要為證券持有收益。然而，獲本集團投資並持有22.5%股權之公司西安一枝刘制葯有限公司(「西安一枝刘」)則表現欠佳。主要受中國內地市場同類醫藥產品之劇烈競爭影響，年內西安一枝刘銷售額下跌約20%並因而錄得虧損。西安一枝刘近日已展開若干宣傳及廣告活動，冀望能奪回市場佔有率，成績迄今為止尚算滿意。於回顧年度，西安一枝刘並無分派任何股息。

董事會

執行董事

鄺維添(董事總經理)
邱深笛
黎明偉

獨立非執行董事

林炳昌
鄺啟成
勞明智

公司秘書

李業華

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
永亨銀行有限公司

主要法律顧問

香港

齊伯禮律師行

開曼群島

Maples and Calder

註冊辦事處

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

主要營業地點

香港
灣仔
港灣道23號
鷹君中心
15樓1501室

香港股份過戶登記處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.hansomeastern.com

股份買賣

香港聯合交易所有限公司(股份代號：279)
美國存託憑證(交易代號：HEGGY)

目錄

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

年報 2004/2005

